SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended September 30, 2024

Commission File Number 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Translation of registrant’s name into English)

8-2-337, Road No. 3, Banjara Hills

Hyderabad, Telangana 500 034, India

+91-40-49002900

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Yes ☐	No ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

QUARTERLY REPORT

Quarter Ended September 30, 2024

Currency of Presentation and Certain Defined Terms

In this Quarterly Report, references to “$” or “U.S.$” or “dollars” or “U.S. dollars” are to the legal currency of the United States and references to “Rs.” or “rupees” or “Indian rupees” or “INR” are to the legal currency of India, references to “MXN” are to the legal currency of Mexico, references to “ZAR” are to the legal currency of South Africa, references to “UAH” are to the legal currency of Ukraine, references to “GBP” are to the legal currency of the United Kingdom, references to “RUB” or “rouble” or “ruble” are to the legal currency of the Russian Federation, references to “EUR” or “euros” are to the legal currency of the European Union and references to “CAD” are to the legal currency of Canada. Our unaudited condensed consolidated interim financial statements are presented in Indian rupees and are prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”). Convenience translation into U.S. dollars with respect to our unaudited condensed consolidated interim financial statements is also presented. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. References to “ADSs” are to our American Depositary Shares. All references to “IAS” are to the International Accounting Standards, to “IASB” are to the International Accounting Standards Board, to “IFRS” are to International Financial Reporting Standards as issued by the IASB, to “SIC” are to the Standing Interpretations Committee and to “IFRIC” are to the International Financial Reporting Interpretations Committee. References to “OCI” are to other comprehensive income, to “FVTOCI” are to fair value through other comprehensive income, to “FVTPL” are to fair value through profit and loss and to “NCI” are to non-controlling interests.

References to “U.S. FDA” are to the United States Food and Drug Administration, to “ANDS” are to Abbreviated New Drug Submissions, to “NDAs” are to New Drug Applications, and to “ANDAs” are to Abbreviated New Drug Applications.

References to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to “EU” are to the European Union. All references to “we”, “us”, “our”, “DRL”, “Dr. Reddy’s” or the “Company” shall mean Dr. Reddy’s Laboratories Limited and its subsidiaries. “Dr. Reddy’s” is a registered trademark of Dr. Reddy’s Laboratories Limited in India. Other trademarks or trade names used in this Quarterly Report are trademarks registered in the name of Dr. Reddy’s Laboratories Limited or are pending before the respective trademark registries, unless otherwise specified. Market share data is based on information provided by IQVIA Holdings Inc. (formerly Quintiles IMS Holdings Inc.) (“IQVIA”), a provider of market research to the pharmaceutical industry, unless otherwise stated.

Our unaudited condensed consolidated interim financial statements are presented in Indian rupees and translated into U.S. dollars for the convenience of the reader. Except as otherwise stated in this report, all convenience translations from Indian rupees to U.S. dollars are at the certified foreign exchange rate of U.S.$1.00 = Rs.83.76, as published by Federal Reserve Board of Governors on September 30, 2024. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Our main corporate website address is https://www.drreddys.com. Information contained in our website, www.drreddys.com, is not part of this Quarterly Report and no portion of such information is incorporated herein.

Forward-Looking Statements and Risk Factor Summary

In addition to historical information, this quarterly report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, risks relating to:

•	our business and operations in general, including: our ability to develop and commercialize additional pharmaceutical products; manufacturing or quality control problems, which may damage our reputation for quality production and require costly remediation; interruptions in our supply chain; disruptions of our or third party information technology systems or breaches of our data security or other cyber-attacks; the failure to recruit or retain key personnel; significant sales to a limited number of customers in our U.S. market; our ability to successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions;

2

•	in our generics medicines business: consolidation of our customer base and commercial alliances among our customers; the increase in the number of competitors targeting generic opportunities and seeking U.S. market exclusivity for generic versions of significant products; price erosion relating to our generic products, both from competing products and increased regulation; delays in launches of new generic products; efforts of pharmaceutical companies to limit the use of generics including through legislation and regulations; the difficulty and expense of obtaining licenses to proprietary technologies; returns, allowances and chargebacks; and investigations of the calculation of wholesale prices;

•	compliance, regulatory and litigation matters, including: uncertainties regarding actual or potential legal proceedings; costs and delays resulting from the extensive governmental regulation to which we are subject; the effects of reforms in healthcare regulation and reductions in pharmaceutical pricing, reimbursement and coverage; governmental investigations into selling and marketing practices; potential liability for patent infringement; product liability claims; increased government scrutiny of our patent settlement agreements; failure to comply with complex Medicare and Medicaid reporting and payment obligations; and environmental risk;

•	current challenges associated with conducting business globally, including uncertainty regarding the duration of military conflict between Russia and Ukraine, its magnitude and its adverse effects or economic instability, major hostilities or terrorism;

•	other financial and economic risks, including: our exposure to currency fluctuations and restrictions as well as credit risks; potential impairments of our intangible assets; potential significant increases in tax liabilities; and the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business;

•	compliance matters, including lapses by our U.S. or overseas employees, third-party distributors or marketing and distribution agents in complying with the U.S. Foreign Corrupt Practices Act and other worldwide anti-bribery laws, which could result in adverse consequences to us, including without limitation causing us to be subject to injunctions or limitations on future conduct, to be required to modify our business practices and compliance programs and/or to have a compliance monitor imposed on us, or to suffer other criminal or civil penalties or adverse impacts, including lawsuits by private litigants or investigations and fines imposed by local authorities;

•	risks of reputational damage and other adverse effects in the event of inadequate performance and management of environmental, social and governance (“ESG”) and climate change topics; and

•	those discussed in the sections titled “risk factors” and “operating and financial review and prospects” in our most recent Annual Report on Form 20-F for the fiscal year ended March 31, 2024 and in the section titled “operating and financial review, trend information” in this quarterly report.

Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis and assumptions only as of the date hereof. In addition, readers should carefully review the other information in this quarterly report, in our most recent Annual Report on Form 20-F for the year ended March 31, 2024 and in our periodic reports and other documents filed with and/or furnished to the SEC from time to time.

3

4

ITEM 1. FINANCIAL STATEMENTS

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(in millions, except share and per share data)

		As of
Particulars	Note	September 30, 2024		September 30, 2024		March 31, 2024
		Convenience translation (See Note 2(e))
ASSETS
Current assets
Cash and cash equivalents	4	U.S.$	135	Rs.	11,330	Rs.	7,107
Other investments	5		618		51,744		74,363
Trade and other receivables	6		1,008		84,398		80,298
Inventories	7		860		72,039		63,552
Derivative financial instruments			5		400		169
Other current assets	8		337		28,217		22,560
Total current assets		U.S.$	2,962	Rs.	248,128	Rs.	248,049
Non-current assets
Property, plant and equipment	9	U.S.$	1,035	Rs.	86,693	Rs.	76,886
Goodwill	10		141		11,773		4,253
Other intangible assets	11		1,100		92,119		36,951
Investment in equity accounted investees			57		4,779		4,196
Other investments	5		14		1,200		1,059
Deferred tax assets			209		17,475		10,774
Tax assets			27		2,278		3,718
Other non-current assets	8		18		1,510		1,632
Total non-current assets		U.S.$	2,601	Rs.	217,827	Rs.	139,469
Total assets		U.S.$	5,563	Rs.	465,955	Rs.	387,518
LIABILITIES AND EQUITY
Current liabilities
Trade and other payables		U.S.$	427	Rs.	35,776	Rs.	30,919
Short-term borrowings	13		477		39,976		12,723
Long-term borrowings, current portion	13		14		1,158		1,307
Provisions			61		5,101		5,383
Tax liabilities			61		5,089		2,342
Derivative financial instruments			4		337		468
Bank overdraft			1		45		-
Other current liabilities	12		499		41,817		42,897
Total current liabilities		U.S.$	1,544	Rs.	129,299	Rs.	96,039
Non-current liabilities
Long-term borrowings	13	U.S.$	88	Rs.	7,361	Rs.	5,990
Deferred tax liabilities			165		13,830		909
Provisions			2		159		61
Other non-current liabilities			72		6,023		3,969
Total non-current liabilities		U.S.$	327	Rs.	27,373	Rs.	10,929
Total liabilities		U.S.$	1,871	Rs.	156,672	Rs.	106,968
Equity
Share capital	14	U.S.$	10	Rs.	834	Rs.	834
Treasury shares	14		(11)		(915)		(991)
Share premium			132		11,065		10,765
Share-based payment reserve			18		1,497		1,508
Capital redemption reserve			2		173		173
Special economic zone re-investment reserve			6		541		653
Retained earnings			3,405		285,180		265,257
Other reserves			48		3,979		-
Other components of equity			35		2,990		2,351
Equity attributable to equity holders of the parent company		U.S.$	3,645	Rs.	305,344	Rs.	280,550
Non-controlling interests	27.B	U.S.$	47	Rs.	3,939	Rs.	-
Total equity		U.S.$	3,692	Rs.	309,283	Rs.	280,550
Total liabilities and equity		U.S.$	5,563	Rs.	465,955	Rs.	387,518

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

5

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM INCOME STATEMENTS

(in millions, except share and per share data)

		For the six months ended September 30,						For the three months ended September 30,
Particulars	Note	2024		2024		2023		2024		2023
		Convenience translation (See Note 2(e))
Revenues	15	U.S.$	1,873	Rs.	156,889	Rs.	136,186	Rs.	80,162	Rs.	68,802
Cost of revenues			749		62,776		56,265		32,393		28,434
Gross profit			1,124		94,113		79,921		47,769		40,368
Selling, general and administrative expenses			546		45,698		36,497		23,007		18,795
Research and development expenses			161		13,464		10,431		7,271		5,447
Impairment of non-current assets			11		929		66		924		55
Other income, net	16		(17)		(1,454)		(2,576)		(984)		(1,796)
Total operating expenses			700		58,637		44,418		30,218		22,501
Results from operating activities (A)			424		35,476		35,503		17,551		17,867
Finance income	17		45		3,747		2,733		2,312		1,578
Finance expense	17		(16)		(1,355)		(724)		(757)		(353)
Finance income, net (B)			29		2,392		2,009		1,555		1,225
Share of profit of equity accounted investees, net of tax (C)			1		120		85		61		42
Profit before tax [(A)+(B)+(C)]			454		37,988		37,597		19,167		19,134
Tax expense, net	18		127		10,653		8,772		5,752		4,334
Profit for the period		U.S.$	326	Rs.	27,335	Rs.	28,825	Rs.	13,415		14,800

Attributable to:
Equity holders of the parent company		U.S.$	316	Rs.	26,473	Rs.	28,825	Rs.	12,553	Rs.	14,800
Non-controlling interests			10		862		-		862		-

Earnings per share attributable to equity holders of the parent company*
Basic earnings per share of Re.1/- each		U.S.$	0.38	Rs.	31.79	Rs.	34.67	Rs.	15.07	Rs.	17.79
Diluted earnings per share of Re.1/- each		U.S.$	0.38	Rs.	31.74	Rs.	34.60	Rs.	15.05	Rs.	17.76

*	Earnings per share is computed after giving effect to 1:5 forward stock split effective October 28, 2024. Refer to Note 14 of these interim financial statements for further details regarding such stock split.

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

6

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

(in millions, except share and per share data)

	For the six months ended September 30,						For the three months ended September 30,
Particulars	2024		2024		2023		2024		2023
	Convenience translation (See Note 2(e))
Profit for the period	U.S.$	326	Rs.	27,335	Rs.	28,825	Rs.	13,415	Rs.	14,800
Other comprehensive income/(loss)
Items that will not be reclassified subsequently to the consolidated income statement:
Changes in the fair value of financial instruments	U.S.$	(1)	Rs.	(124)	Rs.	(116)	Rs.	(33)	Rs.	(222)
Total of items that will not be reclassified subsequently to the consolidated income statement	U.S.$	(1)	Rs.	(124)	Rs.	(116)	Rs.	(33)	Rs.	(222)
Items that will be reclassified subsequently to the consolidated income statement:
Changes in the fair value of financial instruments	U.S.$	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(4)
Foreign currency translation adjustments		9		752		(1,049)		625		(294)
Effective portion of changes in fair value of cash flow hedges		26		2,198		116		2,191		(796)
Tax impact on above items		1		10		(9)		16		201
Total of items that will be reclassified subsequently to the consolidated income statement	U.S.$	35	Rs.	2,960	Rs.	(942)	Rs.	2,832	Rs.	(893)
Other comprehensive income/(loss) for the period, net of tax	U.S.$	34	Rs.	2,836	Rs.	(1,058)	Rs.	2,799	Rs.	(1,115)
Total comprehensive income for the period	U.S.$	360	Rs.	30,171	Rs.	27,767	Rs.	16,214	Rs.	13,685

Attributable to:
Equity holders of the parent company	U.S.$	350	Rs.	29,309	Rs.	27,767	Rs.	15,352	Rs.	13,685
Non-controlling interests		10		862		-		862		-

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

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DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(in millions, except share and per share data)

	Attributable to the equity holders of the parent company
	Share capital			Share premium		Treasury shares		Share- based payment reserve		Fair value reserve(1)		Foreign currency translation reserve		Hedging reserve		Capital redemption reserve		Special economic zone re- investment reserve(2)		Actuarial gains /(losses)		Retained earnings		Other Reserves(6)		Total		Non- controlling interests		Total Equity
Balance as of April 1, 2024 (A)	Rs.	834		Rs.	10,765	Rs.	(991)	Rs.	1,508	Rs.	(2,452)	Rs.	5,415	Rs.	(69)	Rs.	173	Rs.	653	Rs.	(543)	Rs.	265,257	Rs.	-	Rs.	280,550	Rs.	-	Rs.	280,550
Profit for the period		-			-		-		-		-		-		-		-		-		-		26,473		-		26,473		862		27,335
Net change in fair value of equity and debt instruments		-			-		-		-		(124)		-		-		-		-		-		-				(124)		-		(124)
Foreign currency translation adjustments		-			-		-		-		-		752		-		-		-		-		-		-		752		-		752
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.10		-			-		-		-		-		-		2,208		-		-		-		-		-		2,208		-		2,208
Total comprehensive income (B)	Rs.	-		Rs.	-	Rs.	-	Rs.	-	Rs.	(124)	Rs.	752	Rs.	2,208	Rs.	-	Rs.	-	Rs.	-	Rs.	26,473	Rs.	-	Rs.	29,309	Rs.	862	Rs.	30,171
Acquisition of interest by NCI in subsidiary(5)		-			-		-		-		-		-		-		-		-		-		-		3,979		3,979		3,077		7,056
Issue of equity shares on exercise of options		-	*		300		76		(219)		-		-		-		-		-		-		-		-		157		-		157
Share-based payment expense		-			-		-		208		-		-		-		-		-		-		-		-		208		-		208
Dividend paid		-			-		-		-		-		-		-		-		-		-		(6,662)		-		(6,662)		-		(6,662)
Total transactions (C)	Rs.	-	*	Rs.	300	Rs.	76	Rs.	(11)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(6,662)	Rs.	3,979	Rs.	(2,318)	Rs.	3,077	Rs.	759
Adjustment of cash flow hedge gain to purchase consideration(4)		-			-		-		-		-		-		(2,197)		-		-		-		-		-		(2,197)		-		(2,197)
Transfer from special economic zone re-investment reserve on utilization		-			-		-		-		-		-		-		-		(112)		-		112		-		-		-		-
Total transfers (D)	Rs.	-		Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(2,197)	Rs.	-	Rs.	(112)	Rs.	-	Rs.	112	Rs.	-	Rs.	(2,197)	Rs.	-	Rs.	(2,197)
Balance as of September 30, 2024 [(A)+(B)+(C)+(D)]	Rs.	834		Rs.	11,065	Rs.	(915)	Rs.	1,497	Rs.	(2,576)	Rs.	6,167	Rs.	(58)	Rs.	173	Rs.	541	Rs.	(543)	Rs.	285,180	Rs.	3,979	Rs.	305,344	Rs.	3,939	Rs.	309,283
Convenience translation (See note 2(e))	U.S.$	10		U.S.$	132	U.S.$	(11)	U.S.$	18	U.S.$	(31)	U.S.$	73	U.S.$	(1)	U.S.$	2	U.S.$	6	U.S.$	(6)	U.S.$	3,405	U.S.$	48	U.S.$	3,645	U.S.$	47	U.S.$	3,692

* Rounded to the nearest million.

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DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(in millions, except share and per share data)

	Attributable to the equity holders of the parent company
	Share capital		Share premium		Treasury shares		Share- based payment reserve		Fair value reserve(1)		Foreign currency translation reserve		Hedging reserve		Capital redemption reserve		Special economic zone re- investment reserve(2)		Debenture redemption reserve (3)		Actuarial gains /(losses)		Retained earnings		Total Equity
Balance as of April 1, 2023 (A)	Rs.	833	Rs.	9,688	Rs.	(1,269)	Rs.	1,652	Rs.	(2,425)	Rs.	5,733	Rs.	284	Rs.	173	Rs.	886	Rs.	380	Rs.	(537)	Rs.	215,593	Rs.	230,991
Profit for the period		-		-		-		-		-		-		-		-		-		-		-		28,825		28,825
Net change in fair value of equity and debt instruments		-		-		-		-		(116)		-		-		-		-		-		-		-		(116)
Foreign currency translation adjustments		-		-		-		-		-		(1,049)		-		-		-		-		-		-		(1,049)
Effective portion of changes in fair value of cash flow hedges, net of tax expense of Rs.9		-		-		-		-		-		-		107		-		-		-		-		-		107
Total comprehensive income (B)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(116)	Rs.	(1,049)	Rs.	107	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	28,825	Rs.	27,767
Issue of equity shares on exercise of options		1		937		248		(421)		-		-		-		-		-		-		-		-		765
Share-based payment expense		-		-		-		211		-		-		-		-		-		-		-		-		211
Dividend paid		-		-		-		-		-		-		-		-		-		-		-		(6,648)		(6,648)
Total transactions (C)	Rs.	1	Rs.	937	Rs.	248	Rs.	210	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(6,648)	Rs.	(5,672)
Transfer from special economic zone re-investment reserve on utilization	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(76)	Rs.	-	Rs.	-	Rs.	76	Rs.	-
Transfer from debenture redemption reserve		-		-		-		-		-		-		-		-		-		(380)		-		380		-
Total transfers (D)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(76)	Rs.	(380)	Rs.	-	Rs.	456	Rs.	-
Balance as of September 30, 2023 [(A)+(B)+(C)+(D)]	Rs.	834	Rs.	10,625	Rs.	(1,021)	Rs.	1,442	Rs.	(2,541)	Rs.	4,684	Rs.	391	Rs.	173	Rs.	810	Rs.	-	Rs.	(537)	Rs.	238,226	Rs.	253,086

(1)	Represents mark to market gain or loss on financial assets classified as fair value through other comprehensive income (“FVTOCI”). Depending on the category and type of the financial asset, the mark to market gain or loss is either reclassified to the income statement or to retained earnings upon disposal of the investment.
(2)	The Company has created a Special Economic Zone (“SEZ”) Reinvestment Reserve out of profits of its eligible SEZ Units in accordance with the terms of Section 10AA(1) of the Indian Income Tax Act, 1961. This reserve is to be utilized by the Company to acquire plant and machinery in accordance with Section 10AA(2) of such Act.
(3)	The Company had created a Debenture Redemption Reserve out of profits of its subsidiary Aurigene Pharmaceutical Services Limited that issued debentures in accordance with the terms of Sections 18(7)(iv) and 18(7)(v) AA(1) of the Companies (Share Capital and Debentures) Rules, 2014. During the three months ended June 30, 2023, upon redemption of debentures the Company had transferred the balance from the Debenture Redemption Reserve to retained earnings.
(4)	Refer to Note 27.A for details regarding cash flow hedge gain.
(5)	Refer to Note 27.B for details regarding Non-controlling interests.
(6)	Following the acquisition of interest in the Nutraceuticals subsidiary by Nestle India (i.e., NCI), difference between cash consideration received from NCI and the proportionate share of net assets is recognised in “Other reserves” with in equity.

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

9

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(in millions, except share and per share data)

	For the six months ended September 30,
Particulars	2024		2024		2023
	Convenience translation (See Note 2(e))
Cash flows from/(used in) operating activities:
Profit for the period	U.S.$	326	Rs.	27,335	Rs.	28,825
Adjustments for:
Tax expense, net		127		10,653		8,772
Fair value changes and profit on sale of financial instruments measured at FVTPL, net		(27)		(2,245)		(1,527)
Depreciation and amortization		93		7,785		7,358
Impairment of non-current assets		11		929		66
Allowance for credit losses (on trade receivables and other advances)		1		96		137
Gain on sale or de-recognition of non-current assets, net		(5)		(447)		(445)
Share of profit of equity accounted investees		(1)		(120)		(85)
Inventories write-down		34		2,844		1,418
Unrealized exchange loss/(gain), net		6		507		(1,179)
Interest income, net		(1)		(54)		(324)
Equity settled share-based payment expense		2		208		211
Changes in operating assets and liabilities:
Trade and other receivables		(50)		(4,182)		2,689
Inventories		(135)		(11,331)		(9,340)
Trade and other payables		48		4,062		4,568
Other assets and other liabilities, net		(113)		(9,474)		(3,482)
Cash generated from operations		317		26,566		37,662
Income tax paid, net		(105)		(8,754)		(8,486)
Net cash from operating activities	U.S.$	212	Rs.	17,812	Rs.	29,176
Cash flows from/(used in) investing activities:
Purchase of property, plant and equipment		(151)		(12,646)		(7,323)
Proceeds from sale of property, plant and equipment		5		411		487
Purchase of other intangible assets		(20)		(1,687)		(8,787)
Proceeds from sale of other intangible assets		5		419		21
Purchase of other investments		(1,654)		(138,326)		(70,008)
Proceeds from sale of other investments		1,948		162,988		71,815
Dividend received from equity accounted investees		-		-		445
Investment in Associates		(4)		(317)		-
Payment for acquisition of businesses (Refer to Note 27 for details)		(614)		(51,441)		-
Interest and dividend received		15		1,280		597
Net cash used in investing activities	U.S.$	(469)	Rs.	(39,319)	Rs.	(12,753)
Cash flows from/(used in) financing activities:
Proceeds from issuance of equity shares in subsidiary to NCI (Refer to Note 27.B for details)		84		7,056		-
Proceeds from issuance of equity shares (including treasury shares)		2		157		765
Proceeds from/(Repayment of) short-term borrowings, net		329		27,556		(1,054)
Repayment of long term borrowings		-		-		(3,800)
Proceeds from long term borrowings		-		-		3,800
Payment of principal portion of lease liabilities		(9)		(735)		(524)
Dividend paid		(80)		(6,662)		(6,648)
Interest paid		(20)		(1,681)		(1,051)
Net cash from/(used in) financing activities	U.S.$	307	Rs.	25,691	Rs.	(8,512)
Net increase in cash and cash equivalents		50		4,184		7,911
Effect of exchange rate changes on cash and cash equivalents		- *		(6)		(155)
Cash and cash equivalents at the beginning of the period		85		7,107		5,779
Cash and cash equivalents at the end of the period (Refer to Note 4 for details)**	U.S.$	135	Rs.	11,285	Rs.	13,535

*Rounded to the nearest million

**Adjusted for bank-overdraft of Rs.45 and Rs.4 for the six months ended September 30, 2024 and 2023, respectively.

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

10

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

1.	Reporting entity

Dr. Reddy’s Laboratories Limited (the “parent company”), together with its subsidiaries (collectively, the “Company”), joint ventures and associates, is a leading India-based pharmaceutical company headquartered and having its registered office in Hyderabad, Telangana, India. The Company offers a portfolio of products and services including active pharmaceutical ingredients (“APIs”), generics, branded generics, biosimilars, over the counter (“OTC”) products and pharmaceutical services.

The Company’s principal research and development facilities are located in the states of Telangana and Andhra Pradesh in India, Cambridge in the United Kingdom; its principal manufacturing facilities are located in the states of Telangana, Andhra Pradesh and Himachal Pradesh in India, Cuernavaca-Cuautla in Mexico and Mirfield in the United Kingdom; and its principal markets are in India, Russia, the United States, and Germany. The Company’s shares trade on the Bombay Stock Exchange, the National Stock Exchange, the NSE IFSC Limited in India and on the New York Stock Exchange in the United States.

2.	Basis of preparation of financial statements

a) Statement of compliance

These unaudited condensed consolidated interim financial statements (hereinafter referred to as the “interim financial statements”) are prepared in accordance with IAS 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). They do not include all of the information required for a complete set of annual financial statements and should be read in conjunction with the audited consolidated financial statements and related notes included in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2024. These interim financial statements were authorized for issuance by the Company’s Board of Directors on November 5, 2024.

b) Material accounting policies information

The accounting policies applied by the Company in these interim financial statements are the same as those applied by the Company in its audited consolidated financial statements as of and for the year ended March 31, 2024 contained in the Company’s Annual Report on Form 20-F.

New Standards not yet effective as on April 1, 2024

Certain new standards and amendments to standards are not yet effective for annual periods beginning after April 1, 2024 and have not been applied in preparing these interim financial statements that could have potential impact on the interim financial statements of the Company are:

IFRS 18, “Presentation and Disclosure in Financial Statements”

In April 2024, the IASB issued IFRS 18, “Presentation and Disclosure in Financial statements”, a comprehensive new accounting standard which replaces existing IAS 1, “Presentation of Financial Statements”, carrying forward many of the requirements in IAS 1 unchanged and complementing them with new requirements. New requirements of IFRS 18 include mandates to:

•	present specified categories and defined subtotals in the statement of profit or loss;
•	provide disclosures on management-defined performance measures (MPMs) in the notes to the consolidated financial statements; and
•	improve aggregation and disaggregation of information in the consolidated financial statements.

This standard is effective for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted, but will need to be disclosed. The Company is currently assessing the impact of adopting IFRS 18 on the interim financial statements.

11

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

2.	Basis of preparation of financial statements (continued)

Amendments to IFRS 9 and IFRS 7 for Classification and Measurement of financial instruments

On May 30, 2024, the IASB issued amendments to IFRS 9, “Financial Instruments”, and IFRS 7, “Financial Instruments: Disclosures”, relating to the classification and measurement of financial instruments, which:

•	clarify a financial liability is derecognized on the 'settlement date' - i.e., when the related obligation is discharged or cancelled or expires or the liability otherwise qualifies for de recognition. They also introduce an accounting policy option to derecognize financial liabilities that are settled through an electronic payment system before the settlement date, if certain conditions are met;
•	clarify how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance (“ESG”) linked features and other similar contingent features;
•	clarify the treatment of non-recourse assets and contractually linked instruments; and
•	require additional disclosures in IFRS 7 for financial assets and liabilities with contractual terms that reference a contingent event (including those that are ESG-linked), and equity instruments classified at FVTOCI.

The amendments are effective for annual periods starting on or after January 1, 2026. Early adoption is permitted, with an option to early adopt the amendments for contingent features only. The Company is currently assessing the impact of adopting IFRS 9 and IFRS 7 on the interim financial statements.

c) Basis of consolidation

Subsidiaries

The consolidated financial statements comprise the consolidated financial statements of the parent company and its subsidiaries as at September 30, 2024. Subsidiaries are all entities that are controlled by the parent company. Control exists when the parent company (i) has power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee), (ii) is exposed to, or has rights to variable returns from its involvement with the entity and (iii) has the ability to affect those returns through power over the entity.

The Company re-assesses whether or not it controls a subsidiary if facts and circumstances indicate that there are changes to one or more of the elements of control. The financial statements of subsidiaries are included in these interim consolidated financial statements from the date when the Company obtains control and continues until the date that control ceases.

Changes in ownership interests:

Acquisition of some or all of the NCI in an entity is accounted for as a transaction with equity holders in their capacity as equity holders. Consequently, the difference arising between the fair value of the purchase consideration paid and the carrying value of the NCI is recorded as an adjustment to retained earnings that is attributable to the parent company. The associated cash flows are classified as financing activities. No goodwill is recognized as a result of such transactions.

Profit or loss, and equity attributed to NCI of subsidiaries are shown separately in the consolidated interim income statement, consolidated interim statement of comprehensive income, consolidated interim statement of changes in equity and consolidated interim statement of financial position, respectively.

Changes in the interests in subsidiaries that do not result in a loss of control are accounted for as equity transactions. The carrying amount of the Company’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognised directly in equity and attributed to shareholders of the Company.

12

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

2.	Basis of preparation of financial statements (continued)

d) Basis of measurement

These interim financial statements have been prepared on the historical cost convention, except for the following material items in the statements of financial position which are measured on the basis stated below and in accordance with the respective accounting policies:

•	derivative financial instruments are measured at fair value;
•	financial assets are measured either at fair value or at amortized cost, depending on the classification based on accounting policy;
•	long-term borrowings are measured at amortized cost using the effective interest rate method;
•	equity-settled and cash-settled share-based payments are measured at fair value on the grant date and the reporting date, respectively;
•	assets acquired and liabilities assumed as part of business combinations are measured at fair value on the acquisition date; and
•	contingent consideration arising out of business combination are measured at fair value.

e) Convenience translation

These interim financial statements have been prepared in Indian rupees. Solely for the convenience of the reader, these interim financial statements as of and for the six months ended September 30, 2024 have been translated into U.S. dollars at the certified foreign exchange rate of U.S.$1.00 = Rs.83.76, as published by the Federal Reserve Board of Governors on
September 30, 2024. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Such convenience translation is not subject to review by the Company’s independent registered public accounting firm.

f) Use of estimates and judgments

The preparation of interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. In preparing these interim financial statements, the judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the audited consolidated financial statements as of and for the year ended March 31, 2024.

13

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

3.	Segment reporting

The Chief Operating Decision Maker (“CODM”) evaluates the Company’s performance and allocates resources based on an analysis of various performance indicators by operating segments. The CODM reviews revenue and gross profit as the performance indicator for all of the operating segments, and does not review the total assets and liabilities of an operating segment. The Company’s Chief Executive Officer (“CEO”) is currently the CODM of the Company.

The Company’s reportable operating segments are as follows:

•	Global Generics;
•	Pharmaceutical Services and Active Ingredients (“PSAI”); and
•	Others.

Global Generics. This segment consists of the Company’s business of manufacturing and marketing prescription and over-the-counter finished pharmaceutical products ready for consumption by the patient, marketed under a brand name (branded formulations) or as generic finished dosages with therapeutic equivalence to branded formulations (generics). This segment includes the operations of the Company’s biologics business.

Pharmaceutical Services and Active Ingredients. This segment primarily consists of the Company’s business of manufacturing and marketing active pharmaceutical ingredients and intermediates, also known as “API”, which are the principal ingredients for finished pharmaceutical products. Active pharmaceutical ingredients and intermediates become finished pharmaceutical products when the dosages are fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients. The Company also serves its customers with incremental value added products, including semi-finished and finished formulations, which are included in this segment. This segment also includes the Company’s pharmaceutical services business, which provides contract research services and manufactures and sells active pharmaceutical ingredients in accordance with the specific customer requirements.

Others. This segment consists of the Company’s other business operations which includes the Company’s wholly-owned subsidiaries, Aurigene Oncology Limited (“AOL”) (formerly Aurigene Discovery Technologies Limited) and SVAAS Wellness Limited (“SVAAS”), and the Company’s Proprietary Products business. AOL is a discovery stage biotechnology company developing novel and best-in-class therapies in the fields of oncology and inflammation. AOL works with established pharmaceutical and biotechnology companies through customized models of drug-discovery collaborations. SVAAS is in the business of providing digital healthcare and information technology enabled business support services. The Proprietary Products business focuses on the research and development of differentiated formulations and is expected to earn revenues arising out of monetization of such assets and subsequent royalties, if any.

The measurement of each segment’s revenues, expenses and assets is consistent with the accounting policies that are used in preparation of the Company’s interim financial statements.

14

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

3.	Segment reporting (continued)

Information about segments:	For the six months ended September 30, 2024								For the six months ended September 30, 2023
Segments	Global Generics		PSAI		Others		Total		Global Generics		PSAI		Others		Total
Revenues(1)	Rs.	140,434	Rs.	16,064	Rs.	391	Rs.	156,889	Rs.	121,167	Rs.	13,743	Rs.	1,276	Rs.	136,186
Gross profit	Rs.	89,680	Rs.	4,286	Rs.	147	Rs.	94,113	Rs.	77,260	Rs.	2,263	Rs.	398	Rs.	79,921
Selling, general and administrative expenses								45,698								36,497
Research and development expenses								13,464								10,431
Impairment of non-current assets								929								66
Other income, net								(1,454)								(2,576)
Results from operating activities							Rs.	35,476							Rs.	35,503
Finance income, net								2,392								2,009
Share of profit of equity accounted investees, net of tax								120								85
Profit before tax							Rs.	37,988							Rs.	37,597
Tax expense								10,653								8,772
Profit for the period							Rs.	27,335							Rs.	28,825

Information about segments:	For the three months ended September 30, 2024								For the three months ended September 30, 2023
Segments	Global Generics		PSAI		Others		Total		Global Generics		PSAI		Others		Total
Revenues(1)	Rs.	71,576	Rs.	8,407	Rs.	179	Rs.	80,162	Rs.	61,084	Rs.	7,034	Rs.	684	Rs.	68,802
Gross profit	Rs.	45,162	Rs.	2,518	Rs.	89	Rs.	47,769	Rs.	38,873	Rs.	1,254	Rs.	241	Rs.	40,638
Selling, general and administrative expenses								23,007								18,795
Research and development expenses								7,271								5,447
Impairment of non-current assets								924								55
Other income, net								(984)								(1,796)
Results from operating activities							Rs.	17,551							Rs.	17,867
Finance income/(expense), net								1,555								1,225
Share of profit of equity accounted investees, net of tax								61								42
Profit before tax							Rs.	19,167							Rs.	19,134
Tax expense								5,752								4,334
Profit for the period							Rs.	13,415							Rs.	14,800

(1)	Revenues for the six months ended September 30, 2024 and 2023 do not include inter-segment revenues from the PSAI segment to the Global Generics segment, which amount to Rs.5,275 and Rs.4,866, respectively, or inter-segment revenues from the PSAI segment to the Others segment, which amount to Rs.0 and Rs.55, respectively. Revenues for the three months ended September 30, 2024 and 2023 do not include inter-segment revenues from the PSAI segment to the Global Generics segment, which amount to Rs.2,623 and Rs.2,386, respectively, or inter-segment revenues from the PSAI segment to the Others segment, which amount to Rs.0 and Rs.26, respectively.

15

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

Analysis of revenues by geography:

The following table shows the distribution of the Company’s revenues by country, based on the location of the customers:

	For the six months ended September 30,				For the three months ended September 30,
Country	2024		2023		2024		2023
India	Rs.	28,320	Rs.	24,407	Rs.	14,501	Rs.	12,326
United States		76,360		66,173		37,623		33,286
Russia		12,401		11,428		6,854		5,790
Others(1)		39,808		34,178		21,184		17,400
	Rs.	156,889	Rs.	136,186	Rs.	80,162	Rs.	68,802

(1)	Others include Germany, the United Kingdom, Ukraine, Romania, Brazil, South Africa, China, Canada and other countries across the world.

16

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

4.	Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As of
	September 30, 2024		March 31, 2024
Cash on hand	Rs.	1	Rs.	1
Balances with banks		10,729		4,521
Term deposits with banks (original maturities less than 3 months)		600		2,585
Cash and cash equivalents in the statement of financial position	Rs.	11,330	Rs.	7,107
Bank overdrafts used for cash management purposes		45		-
Cash and cash equivalents in the statement of cash flow	Rs.	11,285	Rs.	7,107
Restricted cash balances included above
Balance in unclaimed dividends and debenture interest account	Rs.	74	Rs.	87
Other restricted cash balances		173		213

5.	Other investments

Other investments consist of investments in units of mutual funds, equity securities, bonds, commercial paper, limited liability partnership firm interests and term deposits with banks (i.e., certificates of deposit having an original maturity period exceeding 3 months). The details of such investments as of September 30, 2024 and March 31, 2024 are as follows:

	As of September 30, 2024						As of March 31, 2024
	Cost/ Amortized Cost		Unrealized gain/(loss)		Fair value/ amortized cost		Cost/ Amortized Cost		Unrealized gain/(loss)		Fair value/ amortized cost
Current portion
In units of mutual funds	Rs.	25,664	Rs.	2,392	Rs.	28,056	Rs.	37,943	Rs.	2,654	Rs.	40,597
In term deposits with banks		21,097		-		21,097		30,313		-		30,313
In bonds		974		-		974		974		-		974
In commercial paper		1,386		-		1,386		2,312		-		2,312
In equity securities		166		34		200		174		(38)		136
Others		31		-		31		31		-		31
	Rs.	49,318	Rs.	2,426	Rs.	51,744	Rs.	71,747	Rs.	2,616	Rs.	74,363
Non-current portion
In equity securities(1)	Rs.	2,700	Rs.	(2,575)	Rs.	125	Rs.	2,700	Rs.	(2,451)	Rs.	249
In limited liability partnership firms		897		1		898		797		(153)		644
Others		177		-		177		166		-		166
	Rs.	3,774	Rs.	(2,574)	Rs.	1,200	Rs.	3,663	Rs.	(2,604)	Rs.	1,059

(1)	Primarily represents the investment in shares of Curis, Inc. The cost of acquisition was Rs.2,699. As of September 30, 2024 and March 31, 2024, the Company has recognized an unrealized loss of Rs.2,575 and Rs.2,451, respectively, in other comprehensive income (“OCI”) for the fair value changes.

For the purpose of measurement, the aforesaid investments are classified as follows:

Investments in units of mutual funds	Fair value through profit and loss
Investments in bonds, commercial paper, term deposits with banks and current portion of others	Amortized cost
Investments in equity securities (Current portion)	Fair value through profit and loss
Investments in equity securities (Non-Current portion)	Fair value through other comprehensive income (on account of irrevocable option elected at time of transition)
Investment in limited liability partnership firms and Non-current portion of others	Fair value through profit and loss

17

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

6.	Trade and other receivable

	As of
	September 30, 2024		March 31, 2024
Current
Trade and other receivables, gross	Rs.	85,744	Rs.	81,749
Less: Allowance for credit losses		(1,346)		(1,451)
Trade and other receivables, net	Rs.	84,398	Rs.	80,298

Pursuant to certain arrangements with banks, the Company sold to these banks certain of its trade receivables forming part of its Global Generics segment, on a non-recourse basis. The receivables sold were mutually agreed upon with the respective bank after considering the creditworthiness and contractual terms with the customer. The Company has transferred substantially all the risks and rewards of ownership of such receivables sold to the respective bank, and accordingly, the same were derecognized in the statements of financial position. As on September 30, 2024 and March 31, 2024, the amount of trade receivables de-recognized pursuant to the aforesaid arrangement was Rs.8,707 and Rs.14,790, respectively.

7.	Inventories

Inventories consist of the following:

	As of
	September 30, 2024		March 31, 2024
Raw materials	Rs.	21,029	Rs.	19,030
Work-in-progress		14,456		14,222
Finished goods (includes stock-in-trade)		31,305		25,249
Packing materials, stores and spares		5,249		5,051
	Rs.	72,039	Rs.	63,552

Details of inventories recognized in the interim income statement are as follows:

	For the six months ended September 30,				For the three months ended September 30,
	2024		2023		2024		2023
Raw materials, consumables and changes in finished goods and work in progress	Rs.	42,752	Rs.	37,988	Rs.	22,242	Rs.	19,358
Inventory write-downs		2,844		1,418		1,537		672

During the six months and three months ended September 30, 2024 an amount of Rs.1,715 and Rs.906, respectively, representing government grants has been accounted for as a reduction from cost of revenues.

During the six months and three months ended September 30, 2023 an amount of Rs.2,274 and Rs.1,598, respectively, representing government grants has been accounted for as a reduction from cost of revenues.

18

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

8.	Other assets

	As of
	September 30, 2024		March 31, 2024
Current
Balances and receivables from statutory authorities(1)	Rs.	14,399	Rs.	12,132
Government incentives receivables(2)		4,043		2,908
Prepaid expenses		2,283		1,947
Advances to vendors and employees		3,462		2,802
Others(3)		4,030		2,771
	Rs.	28,217	Rs.	22,560
Non-current
Security deposits	Rs.	751	Rs.	747
Others(4)		759		885
	Rs.	1,510	Rs.	1,632

(1)	Balances and receivables from statutory authorities primarily consist of amounts recoverable towards the goods and service tax (“GST”), value added tax, and from customs authorities of India.

(2)	Primarily consist of amounts receivable from various government authorities of India towards incentives on export sales made by the Company and other incentives.

(3)	Others primarily includes interest accrued but not due on investments, claims receivable and security deposits.

(4)	Others primarily includes advances to vendors.

Refer to Note 23 for breakup of Financial and Non-Financial assets.

9.	Property, plant and equipment

	As of and For the six months ended		As of and For the year ended
	September 30, 2024		March 31, 2024
Opening balance	Rs.	76,886	Rs.	66,462
Cost of assets acquired during the period		15,635		20,206
Net book value of assets disposed of during the period		(425)		(291)
Depreciation expense		(5,137)		(9,576)
Impairment loss(1)		(9)		(44)
Effect of changes in foreign exchange rates		(259)		129
Closing balance	Rs.	86,693	Rs.	76,886

(1)	Impairment loss pertains to the additions made to property, plant and equipment of the Company’s subsidiary, Dr. Reddy’s Laboratories Louisiana, LLC (Shreveport Cash Generating Unit (“CGU”)), as the recoverable amount continues to be lower than the carrying value. For further details, refer to Note 12 of the consolidated financial statements in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2024. This impairment loss pertains to the Company’s Global Generics segment.

Capital commitments

As of September 30, 2024 and March 31, 2024, the Company was committed to spend Rs.19,341 and Rs.18,177, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchase commitments.

19

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

10.	Goodwill

Goodwill arising on business combinations is not amortized but is tested for impairment at least annually, or more frequently if there is any indication that the cash generating unit to which goodwill is allocated is impaired.

The following table presents goodwill as of September 30, 2024 and March 31, 2024:

	As of
	September 30, 2024		March 31, 2024
Opening balance, gross	Rs.	21,201	Rs.	21,193
Goodwill arising on business combinations(1)		7,456		-
Effect of changes in foreign exchange rates		64		8
Impairment loss(2)		(16,948)		(16,948)
Closing balance	Rs.	11,773	Rs.	4,253

(1)	Refer to Note 27 of these interim financial statements for details regarding goodwill arising on business combinations.

(2)	The impairment loss of Rs.16,948 includes the following:

•	During the year ended March 31, 2023, the Company assessed performance of the Nimbus Health business against the initial estimates and recognized an impairment charge of the carrying values of Rs.272. This impairment loss pertains to the Company’s Global Generics segment.

•	During the year ended March 31, 2022, the Company recorded impairment loss of Rs.392 pertaining to the Shreveport CGU.

•	Rs.16,003 pertaining to the Company’s German subsidiary, betapharm Arzneimittel GmbH, which is part of the Company’s Global Generics segment. This impairment loss was recorded for the years ended March 31, 2009 and 2010.

11.	Other intangible assets

	As of and For the six months ended		As of and For the year ended
	September 30, 2024		March 31, 2024
Opening balance	Rs.	36,951	Rs.	30,849
Assets acquired through business combinations(1)		56,902		-
Cost of assets acquired during the period(2)		1,752		11,162
Amortization expense		(2,648)		(5,265)
Impairment loss, net(3)		(920)		41
Effect of changes in foreign exchange rates		82		164
Closing balance	Rs.	92,119	Rs.	36,951

(1)	Refer to Note 27 of these interim financial statements for details regarding assets acquired through business combinations during the quarter ended September 30, 2024.

(2)	Additions during the six months ended September 30, 2024, includes Rs.751 (U.S.$9) paid as upfront consideration for the acquisition of exclusive rights in the United States, and semi-exclusive rights in Europe and the United Kingdom, to commercialize AVT03 (denosumab), a biosimilar candidate to Prolia® and Xgeva®.

Additions during the year ended March 31, 2024, primarily consists of:

•	The acquisition of a generic prescription products portfolio in the United States from Mayne Pharma Group Limited, which includes consideration of Rs.7,395 (U.S.$90) attributable to product related intangibles. The portfolio consists of 44 commercial products, 42 approved non-marketed products and four pipeline products, including a number of generic products focused on women’s health. Approved high-value products include a hormonal vaginal ring, a birth control pill and a cardiovascular product.

•	The acquisition of rights to commercialize toripalimab in India and eight other countries from Shanghai Junshi Biosciences Co., Limited for a consideration of Rs.824 (U.S.$10).

(3)	Impairment loss recorded during the six months ended September 30, 2024 includes an amount of Rs.907 pertaining to Haloette® (a generic equivalent to Nuvaring®), a product-related intangible, due to constraints on procurement of the underlying product from its contract manufacturer, resulting in a lower recoverable value compared to the carrying value. This impairment charge pertains to the Company’s Global Generics segment.

20

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

11.	Other intangible assets (Continued)

Impairment losses recorded for the year ended March 31, 2024

•	For the year ended March 31, 2024, the Company recorded a reversal of impairment loss of Rs.226 with respect to saxagliptin/metformin (generic version of Kombiglyze® - XR) and enalaprilat (generic version of Vasotec®) pursuant to the launches of these two products during the year.

As a result of favorable changes in market conditions and in the circumstances that led to the initial impairment during the year ended March 31, 2021, the Company revisited the market volumes, share and price assumptions of these two products and re-assessed the recoverable amount. Accordingly, these products were capitalized as product related intangibles, with a corresponding reversal of impairment loss of Rs.191 and Rs.35, respectively. These impairment loss reversals pertain to the Company’s Global Generics segment.

•	Consequent to adverse market conditions with respect to certain products related intangibles and software platforms, the Company assessed the recoverable amount and recognized impairment loss of Rs.86 and Rs.99 forming part of the Company’s Global Generics and Others segment, respectively, for the year ended March 31, 2024.

Details of significant separately acquired intangible assets as of September 30, 2024 are as follows:

Particulars of the asset	Acquired from	Carrying value
Consumer Healthcare Portfolio of Nicotine Replacement Therapy	Haleon UK Enterprises Limited	Rs.	54,920
Select portfolio of branded generics business	Wockhardt Limited		11,332
Portfolio of generic prescription products	Mayne Pharma Group Limited		4,401
Cardiovascular brand Cidmus® in India	Novartis AG		4,291
Select portfolio of dermatology, respiratory and pediatric assets	UCB India Private Limited and affiliates		2,805
Nutraceutical products and supplements portfolio	Nestlé India Limited		1,965
Various ANDAs	Teva and an affiliate of Allergan		1,578
Select Anti-Allergy brands	Glenmark Pharmaceuticals Limited		1,133

12.	Other liabilities

Other liabilities consist of the following

	As of
	September 30, 2024		March 31, 2024
Current
Accrued expenses	Rs.	26,166	Rs.	24,783
Employee benefits payable		4,953		6,945
Statutory dues payable		4,834		4,168
Deferred revenue		326		374
Advance from customers		1,204		1,061
Others(1)		4,334		5,562
	Rs.	41,817	Rs.	42,897
Non-current
Deferred revenue	Rs.	999	Rs.	1,193
Others(1)		5,024		2,776
	Rs.	6,023	Rs.	3,969

(1)	Includes earn-out consideration payable to Haleon UK Enterprises Limited. Refer to Note 27.A of these interim financial statements for further details.

Refer to Note 23 for breakup of Financial and Non-Financial liabilities.

21

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

13.	Loans and borrowings

Short-term borrowings

Short-term borrowings primarily consist of “pre-shipment credit” drawn by the parent company and other unsecured loans drawn by the parent company and certain of its subsidiaries in Russia, Brazil and Mexico which are repayable within 12 months from the date of drawdown.

Short-term borrowings consist of the following:

	As of
	September 30, 2024		March 31, 2024
Pre-shipment credit	Rs.	36,100	Rs.	2,500
Working capital borrowings	Rs.	3,876	Rs.	10,223
	Rs.	39,976	Rs.	12,723

The interest rate profile of short-term borrowings from banks is given below:

	September 30, 2024		March 31, 2024
	Currency(1)	Interest Rate(2)	Currency(1)	Interest Rate(2)
Working capital borrowings	BRL	CDI + 1.55%	RUB	Key rate + 253 bps to 276 bps
	MXN	TIIE + 1.35%	MXN	TIIE + 1.35%
	INR	7.65%	INR	3 Month T-bill + 10 bps
	-	-	EUR	4.44%
Pre-shipment credit	INR	3 Month T-bill + 56 bps	INR	3 Month T-bill + 5 bps
	INR	1 Month T-Bill + 60 bps	-	-
	U.S.$	1 Year SOFR + 65 bps	-	-
	U.S.$	3 Month SOFR + 47 bps	-	-
	U.S.$	6 Month SOFR + 10 bps	-	-
	U.S.$	6M SOFR + 35 bps	-	-
	U.S.$	6M SOFR + 47 bps	-	-

(1)	“BRL” means Brazilian reals, “EUR” means Euros, “INR” means Indian rupees, “MXN” means Mexican pesos, “RUB” means Russian roubles and “U.S.$” means U.S. dollars.

(2)	“CDI” means the Brazilian interbank deposit rate (Certificado de Depósito Interbancário), “Key rate” means the key interest rate published by the Central Bank of Russia, “SOFR” means Secured Overnight Financing rate, “TIIE” means the Equilibrium Inter-banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio) and “T-bill” means the India Treasury bill interest rate.

Long-term borrowings

Long-term borrowings consist of the following:

	As of
	September 30, 2024				March 31, 2024
	Non – current		Current		Non – current		Current
Rupee term loan from bank to APSL subsidiary(1)	Rs.	3,800	Rs.	-	Rs.	3,800	Rs.	-
Obligations under leases		3,561		1,158		2,190		1,307
	Rs.	7,361	Rs.	1,158	Rs.	5,990	Rs.	1,307

(1)	“APSL subsidiary” refers to Aurigene Pharmaceutical Services Limited.

The interest rate profiles of long-term borrowings (other than obligations under leases) as of September 30, 2024 and March 31, 2024 were as follows:

As of
	September 30, 2024		March 31, 2024
	Currency(1)	Interest Rate(2)	Currency(1)	Interest Rate
Rupee term loan from bank	INR	3 Months T-bill + 84bps	INR	3 Months T-bill + 84bps

(1)	“INR” means Indian rupees.

(2)	“T-bill” means the India Treasury bill interest rate.

22

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

13.	Loans and borrowings (continued)

Uncommitted lines of credit from banks

The Company had uncommitted lines of credit of Rs.46,338 and Rs.61,131 as of September 30, 2024 and March 31, 2024, respectively, from its banks for working capital requirements. The Company can draw upon these lines of credit based on its working capital requirements.

14.	Share capital

The following table presents the changes in number of equity shares and amount of equity share capital for the six months ended September 30, 2024 and for the year ended March 31, 2024:

	As of
	September 30, 2024				March 31, 2024
	Number	Amount			Number	Amount
Opening number of equity shares/share capital	166,818,266	Rs.	834		166,527,876	Rs.	833
Add: Equity shares issued pursuant to employee stock option plans(1)	58,680		-	*	290,390		1
Closing number of equity shares/share capital (2)	166,876,946	Rs.	834		166,818,266	Rs.	834
Treasury shares (2) (3)	267,714	Rs.	915		289,791	Rs.	991

*	Rounded to the nearest million.

(1)	During the six months ended September 30, 2024 and the year ended March 31, 2024, equity shares were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy’s Employees Stock Option Scheme, 2002 and the Dr. Reddy’s Employees Stock Option Scheme, 2007. The options exercised had an exercise price of Rs.5, Rs.1,982, Rs.2,607, Rs.2,814, Rs.3,679 or Rs.5,301 per share. Upon the exercise of such options, the amount of compensation cost (computed using the grant date fair value) previously recognized in the “share based payment reserve” was transferred to “share premium” in the unaudited condensed consolidated interim statements of changes in equity.

(2)	The Board of Directors of the Company at their meeting held on July 27, 2024 have approved the sub-division/ split of each equity share having a face value of Rupees five each, fully paid-up, into five equity shares having a face value of Rupee One each, fully paid-up (the “stock split”), by alteration of the capital clause of the Memorandum of Association of the Company. Further, each American Depositary Share (ADS) of the Company will continue to represent one underlying equity share as at present and, therefore, the number of ADSs held by an American Depositary Receipt (ADR) holder would consequently increase in proportion to the increase in number of equity shares.

On September 12, 2024, the approval of the shareholders of the Company was obtained through a postal ballot process with a requisite majority. Consequently, the authorized share capital is sub-divided into 1,450,000,000 equity shares, the paid up share capital is sub-divided into 834,384,730 equity shares and Treasury shares are sub-divided into 1,338,570 having a face value of Rupees One each with effective from record date of October 28, 2024.

Below is the tabulated summary of closing number of equity shares:

Particulars	Before stock split	After stock split
Closing number of equity shares	166,876,946	834,384,730
Treasury shares	267,714	1,338,570

As the stock split was effective after the reporting period, revised number of shares were considered only for the purposes of computation of earnings per share for all the periods presented as required under IAS 33, Earnings per share.

(3)	Pursuant to the special resolution approved by the shareholders in the Annual General Meeting held on July 27, 2018, the Dr. Reddy’s Employees ESOS Trust (the “ESOS Trust”) was formed to support the Dr. Reddy’s Employees Stock Option Scheme, 2018 by acquiring, from the Company or through secondary market acquisitions, equity shares which are used for issuance to eligible employees (as defined therein) upon exercise of stock options thereunder. During the six months ended September 30, 2024 and the year ended March 31, 2024, an aggregate of 22,077 and 81,353 equity shares, respectively, were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy’s Employees Stock Option Scheme, 2018. The options exercised had an exercise price of Rs.2,607, Rs.2,814, Rs.3,679, Rs.3,906, Rs.4,212, Rs.4,663 or Rs.5,301 per share. Upon the exercise of such options, the amount of compensation cost (computed using the grant date fair value) previously recognized in the “share based payment reserve” was transferred to “share premium” in the unaudited condensed consolidated interim statements of changes in equity. In addition, any difference between the carrying amount of treasury shares and the consideration received was recognized in the “share premium”.

As of September 30, 2024, and March 31, 2024, the ESOS Trust had outstanding 267,714 and 289,791 shares, respectively, which it purchased from the secondary market for an aggregate consideration of Rs.915 and Rs.991, respectively.

23

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

14.	Share capital (continued)

Final dividends on equity shares (including dividend tax on distribution of such dividends, if any) are recorded as a liability on the date of their approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company’s Board of Directors.

At the Company’s Board of Directors’ meeting held on May 7, 2024, the Board had proposed a dividend of Rs.40 per share and aggregating to Rs.6,673. The same was approved by the Company’s shareholders at the Annual General Meeting (“AGM”) of the Company held on July 29, 2024 which resulted in net cash outflow of Rs.6,662 (excluding dividend paid on treasury shares).

The details of dividends paid by the Company during the six months ended September 30, 2024 and 2023, respectively are as follows:

	For the six months ended September 30,
	2024		2023
Dividend per share (in absolute Rs.)	Rs.	40	Rs.	40
Dividend paid during the year	Rs.	6,662	Rs.	6,648
Fiscal year		2024		2023

15.	Revenue from contracts with customers

	For the six months ended September 30,				For the three months ended September 30,
	2024		2023		2024		2023
Sales	Rs.	154,256	Rs.	133,491	Rs.	78,860	Rs.	67,348
Service income		1,961		2,106		1,015		1,094
License fees		672		589		287		360
	Rs.	156,889	Rs.	136,186	Rs.	80,162	Rs.	68,802

Refer to Note 3 (“Segment reporting”) for details on revenues by geography.

Refund liabilities on account of sales returns amounting to Rs.4,263 and Rs.4,579 as of September 30, 2024 and March 31, 2024, respectively, have been included in provisions forming a part of current liabilities.

16.	Other income, net

Other income, net consists of the following:

	For the six months ended September 30,				For the three months ended September 30,
	2024		2023		2024		2023
Gain on sale/disposal of non-current assets, net	Rs.	(447)	Rs.	(445)	Rs.	(430)	Rs.	(437)
Sale of spent chemicals		(225)		(225)		(114)		(124)
Scrap sales		(161)		(162)		(79)		(87)
Miscellaneous income, net(1)		(621)		(1,744)		(361)		(1,148)
	Rs.	(1,454)	Rs.	(2,576)	Rs.	(984)	Rs.	(1,796)

(1)	Miscellaneous income includes:
•	Rs.984 recognized pursuant to a settlement of product related litigation by the Company and its affiliates in the United Kingdom during the three months ended September 30, 2023; and
•	Rs.540 recognized pursuant to a settlement agreement with Janssen Group, in settlement of the claim brought in the Federal Court of Canada by the Company and its affiliates for damages under section 8 of the Canadian Patented Medicines (Notice of Compliance) Regulations in regard to the Company’s ANDS for a generic version of Zytiga® (Abiraterone) during the six months ended September 30, 2023.

24

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

17.	Finance income, net

Finance income, net consists of the following:

	For the six months ended September 30,				For the three months ended September 30,
	2024		2023		2024		2023
Interest income	Rs.	1,409	Rs.	1,048	Rs.	665	Rs.	719
Fair value changes and profit on sale of financial instruments measured at FVTPL, net		2,245		1,527		1,354		800
Foreign exchange gain, net		93		158		293		59
Finance income (A)	Rs.	3,747	Rs.	2,733	Rs.	2,312	Rs.	1,578
Interest expense		(1,355)		(724)		(757)		(353)
Finance expense (B)	Rs.	(1,355)	Rs.	724	Rs.	(757)	Rs.	(353)
Finance income, net [(A)+(B)]	Rs.	2,392	Rs.	2,009	Rs.	1,555	Rs.	1,225

18.	Income taxes

Income tax expense is recognized based on the Company’s best estimate of the average annual effective income tax rate for the fiscal year applied to the pre-tax income of the interim period. The average annual effective income tax rate is determined for each taxing jurisdiction and applied individually to the interim period pre-tax income of each jurisdiction. The difference between the estimated average annual income tax rate and the enacted tax rate is accounted for by a number of factors, including the effect of differences between Indian and foreign tax rates, expenses that are not deductible for tax purposes, income exempted from income taxes, and effects of changes in tax laws and rates.

	For the six months ended September 30,				For the three months ended September 30,
	2024		2023		2024		2023
Effective tax rate		28.0%		23.3%		30.0%		22.7%
Tax expense	Rs.	10,653	Rs.	8,772	Rs.	5,752	Rs.	4,334
Tax expense/(benefit) recognized directly in the OCI	Rs.	10	Rs.	9	Rs.	(16)	Rs.	(201)

The Company’s effective tax rates for the six and three months ended September 30, 2024 were higher as compared to the six and three months ended September 30, 2023. This increase was primarily on account of:

•	the reversal of previously recognized deferred tax asset on indexation of land, consequent to amendments made pursuant to the Finance Act (No.2) 2024 to the Income Tax Act, 1961 in India
•	an increase in the proportion of the Company’s profits coming from higher tax jurisdictions and a decrease in the proportion of profits from lower tax jurisdictions for the period ended September 30, 2024, as compared to the period ended September 30, 2023; and
•	the recognition of a previously unrecognized deferred tax asset on operating tax losses, primarily pertaining to Dr. Reddy’s Laboratories SA, Switzerland during the three and six months ended September 30, 2023.

Tax (benefits)/expenses recognized directly in the OCI primarily relates to tax effects on the changes in fair value of cash flow hedges.

25

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

19.	Nature of expense

The following table shows supplemental information related to certain “nature of expense” items for the three and six months ended September 30, 2024 and 2023:

	For the six months ended September 30,				For the three months ended September 30,
Depreciation	2024		2023		2024		2023
Cost of revenues	Rs.	3,479	Rs.	3,284	Rs.	1,787	Rs.	1,676
Selling, general and administrative expenses		1,033		912		520		484
Research and development expenses		625		521		322		275
	Rs.	5,137	Rs.	4,717	Rs.	2,629	Rs.	2,435

	For the six months ended September 30,				For the three months ended September 30,
Amortization	2024		2023		2024		2023
Cost of revenues	Rs.	-	Rs.	-	Rs.	-	Rs.	-
Selling, general and administrative expenses		2,624		2,626		1,333		1,346
Research and development expenses		24		15		13		8
	Rs.	2,648	Rs.	2,641	Rs.	1,346	Rs.	1,354

	For the six months ended September 30,				For the three months ended September 30,
Employee benefits	2024		2023		2024		2023
Cost of revenues	Rs.	7,804	Rs.	7,834	Rs.	3,949	Rs.	3,755
Selling, general and administrative expenses		17,015		13,999		8,401		7,554
Research and development expenses		3,310		2,867		1,643		1,493
	Rs.	28,129	Rs.	24,700	Rs.	13,993	Rs.	12,802

20.	Employee benefit plans

Gratuity benefits provided by the parent company

In accordance with applicable Indian laws, the Company has a defined benefit plan which provides for gratuity payments (the “Gratuity Plan”) and covers certain categories of employees in India. The Gratuity Plan provides a lump sum gratuity payment to eligible employees at retirement or termination of their employment. The amount of the payment is based on the respective employee’s last drawn salary and the years of employment with the Company. Effective September 1, 1999, the Company established the Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”) to fund the Gratuity Plan. Liabilities in respect of the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. The liability/(asset) recorded by the parent company towards this obligation was Rs.(23) and Rs.340 as of September 30, 2024 and March 31, 2024, respectively.

Compensated absences

The Company provides for accumulation of compensated absences by certain categories of its employees. These employees can carry forward a portion of the unutilized compensated absences and utilize them in future periods or receive cash in lieu thereof as per the Company’s policy. The Company records a liability for compensated absences in the period in which the employee renders the services that increases this entitlement. The total liability recorded by the Company towards this obligation was Rs.1,130 and Rs.1,205 as of September 30, 2024 and March 31, 2024, respectively.

26

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

21.	Share-based payments

Pursuant to the special resolutions approved by the shareholders in the Annual General Meetings held on September 24, 2001, on July 27, 2005, and on July 27, 2018 respectively, the Company instituted the Dr. Reddy’s Employees Stock Option Scheme, 2002 (the “DRL 2002 Plan”), the Dr. Reddy’s Employees ADR Stock Option Scheme, 2007 (the “DRL 2007 Plan”), and Dr. Reddy’s Employees Stock Option Scheme, 2018 (the “DRL 2018 Plan”), respectively, each of which allows for grants of stock options to eligible employees.

Grants under Stock Incentive Plans

The terms and conditions of the grants made during the six months ended September 30, 2024 under the above plans were as follows:

Particulars	Number of instruments(1)	Exercise price		Vesting period	Contractual life
DRL 2007 Plan	54,462	Rs.	6,350.00	3 years	5 years
DRL 2018 Plan	3,210	Rs.	6,350.00	1 to 3 years	5 years
DRL 2018 Plan	137,160	Rs.	6,350.00	3 years	5 years

The above grants were made on May 6, 2024.

The terms and conditions of the grants made during the six months ended September 30, 2023 under the above plans were as follows:

Particulars	Number of instruments(1)	Exercise price		Vesting period	Contractual life
DRL 2007 Plan	78,780	Rs.	4,907.00	3 years	5 years
DRL 2018 Plan	157,799	Rs.	4,907.00	3 years	5 years
DRL 2018 Plan	2,044	Rs.	4,907.00	1 to 4 years	5 years

The above grants were made on May 9, 2023.

(1)	Post stock split (refer to Note 14 above for details), the number of equity shares issuable upon the exercise of each stock option vested and unvested, which are not exercised as on the record date (i.e., October 28, 2024) is sub-divided into five shares and the exercise price was proportionally adjusted.

The fair value of services received in return for stock options granted to employees is measured by reference to the fair value of stock options granted. The fair value of stock options has been measured using the Black-Scholes-Merton valuation model at the date of the grant. The expected term of an option (its “option life”) is estimated based on the vesting term and contractual term.

27

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

21.	Share based payments (continued)

The weighted average inputs used in computing the fair value of such grants were as follows:

	May 6, 2024		May 6, 2024		May 9, 2023		May 9, 2023
Expected volatility		24.65%		25.47%		26.95%		27.15%
Exercise price	Rs.	6,350.00	Rs.	6,350.00	Rs.	4,907.00	Rs.	4,907.00
Option life		4.5 Years		5.5 Years		5.0 Years		5.5 Years
Risk-free interest rate		7.18%		7.19%		7.01%		7.02%
Expected dividends		0.64%		0.64%		0.81%		0.81%
Grant date share price	Rs.	6,293.00	Rs.	6,293.00	Rs.	4,933.00	Rs.	4,933.00

Share-based payment expense

	For the six months ended September 30,				For the three months ended September 30,
	2024		2023		2024		2023
Equity settled share-based payment expense(1)	Rs.	208	Rs.	211	Rs.	107	Rs.	103
Cash settled share-based payment expense(2)		250		206		117		100
	Rs.	458	Rs.	417	Rs.	224	Rs.	203

(1)	As of September 30, 2024 and 2023, there was Rs.624 and Rs.652, respectively, of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 1.97 years and 2.04 years, respectively.

(2)	Certain of the Company’s employees are eligible to receive share based payment awards that are settled in cash. These awards vest only upon satisfaction of certain service conditions which range from 1 to 4 years. A category of these awards are also linked to the overall performance of the Company. These awards entitle the employees to a cash payment on the vesting date. The amount of the cash payment is determined based on the share price of the Company at the time of vesting. As of September 30, 2024 and 2023, there was Rs.726 and Rs.607, respectively, of total unrecognized compensation cost related to unvested awards. This cost is expected to be recognized over a weighted-average period of 1.91 years and 2.37 years, respectively. This scheme does not involve dealing in or subscribing to or purchasing securities of the Company, directly or indirectly.

28

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

22.	Related parties

The Company has entered into transactions with the following related parties:

Enterprises over which key management personnel have control or significant influence

•	Green Park Hotel and Resorts Limited for hotel services;
•	Green Park Hospitality Services Private Limited for catering and other services;
•	Dr. Reddy’s Foundation towards contributions for social development;
•	Indus Projects Private Limited for engineering services relating to civil works;
•	Dr. Reddy’s Institute of Life Sciences for research and development services;
•	Stamlo Industries Limited for hotel services; and
•	Iosynth Labs Private Limited for research and development services.

Joint Venture and Associates

•	Kunshan Rotam Reddy Pharmaceuticals Company Limited for sales of goods, for research and development services and for dividend income received;
•	O2 Renewable Energy IX Private Limited for an investment;
•	Clean Renewable Energy KK2A Private Limited for an investment; and
•	DRES Energy Private Limited for the purchase of solar power and lease rentals received.

“Key management personnel” (“KMP”) consists of the Company’s Directors and members of the Company’s Management Council. The Company has also entered into cancellable operating lease transactions with key management personnel and close members of their families.

Further, the Company contributes to the Dr. Reddy’s Laboratories Gratuity Fund, which maintains the plan assets of the Company’s Gratuity Plan for the benefit of its employees. See Note 20 of these interim financial statements for information on transactions between the Company and the Gratuity Fund.

The following is a summary of significant related party transactions:

	For the six months ended September 30,				For the three months ended September 30,
	2024		2023		2024			2023
Transactions with relatives of KMP or enterprises over which KMP have control or significant influence
Catering expenses paid	Rs.	237	Rs.	191	Rs.	133		Rs.	103
Civil works		169		6		72			6
Contributions towards social development		291		283		241			117
Research and development services received		117		61		68			30
Hotel expenses paid		29		16		12			8
Facility management services paid		22		21		11			11
Lease rentals paid		19		18		9			9
Salaries to relatives of key management personnel		10		9		6			4
Lease rentals received		1		1		-	*		-	*
Transactions with Joint Venture and Associates
Investment in O2 Renewable Energy IX Private Limited		296		-		296			-
Dividend income		-		445		-			2
Purchase of solar power		67		82		31			41
Investment in Clean Renewable Energy KK2A private limited		21		-		21			-
Sale of goods		4		-		-			-

*	Rounded to the nearest million.

The Company had the following amounts due from related parties as of the following dates:

	As of
	September 30, 2024		March 31, 2024
Kunshan Rotam Reddy Pharmaceuticals Company Limited	Rs.	4	Rs.	49
DRES Energy Private Limited		12		-
Key management personnel and close members of their families		8		8

29

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

22.	Related parties (Continued)

The Company had the following amounts due to related parties as of the following dates:

	As of
	September 30, 2024		March 31, 2024
Indus Projects Private Limited	Rs.	37	Rs.	4
Dr. Reddy’s Foundation		16		-
DRES Energy Private Limited		-		14
Green Park Hospitality Services Private Limited		12		4
Stamlo Industries Limited		2		1
Other related parties		1		1

The following table describes the components of compensation paid or payable to key management personnel for the services rendered during the applicable period:

	For the six months ended September 30,				For the three months ended September 30,
	2024		2023		2024		2023
Salaries and other benefits	Rs.	336	Rs.	443	Rs.	233	Rs.	228
Commission to directors		328		208		83		104
Share-based payments expense		90		91		44		45
Contributions to defined contribution plans		18		18		9		9
	Rs.	772	Rs.	760	Rs.	369	Rs.	386

Some of the key management personnel of the Company are also covered under the Company’s Gratuity Plan along with the other employees of the Company. Proportionate amounts of gratuity accrued under the Company’s Gratuity Plan have not been separately computed or included in the above disclosure.

23.	Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments as of September 30, 2024 and March 31, 2024 were as follows:

		As of September 30, 2024				As of March 31, 2024
	Category	Total carrying value		Total fair value		Total carrying value		Total fair value
Assets:
Cash and cash equivalents	Amortized cost	Rs.	11,330	Rs.	11,330	Rs.	7,107	Rs.	7,107
Other investments	Refer to Note 5		52,944		52,944		75,422		75,422
Trade and other receivables	Amortized cost		84,398		84,398		80,298		80,298
Derivative financial assets	FVTPL		400		400		169		169
Other assets(1)	Amortized cost		4,485		4,485		3,594		3,594
Total		Rs.	153,557	Rs.	153,557	Rs.	166,590	Rs.	166,590
Liabilities:
Trade and other payables	Amortized cost	Rs.	35,776	Rs.	35,776	Rs.	30,919	Rs.	30,919
Derivative financial liabilities	FVTPL		337		337		468		468
Long-term borrowings	Amortized cost		8,519		8,519		7,297		7,297
Short-term borrowings	Amortized cost		39,976		39,976		12,723		12,723
Bank Overdraft	Amortized cost		45		45		-		-
Other liabilities and provisions(2)	See below discussion in this Note 23		33,916		33,916		30,575		30,575
Total		Rs.	118,569	Rs.	118,569	Rs.	81,982	Rs.	81,982

30

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

23.	Financial instruments (continued)

(1)	Other assets that are not financial assets (such as receivables from statutory authorities, government incentives receivable, prepaid expenses, advances paid and certain other receivables) of Rs.25,242 and Rs.20,598 as of September 30, 2024 and March 31, 2024, respectively, are not included.

(2)	Other liabilities and provisions that are not financial liabilities (such as statutory dues payable, deferred revenue, advances from customers and certain other accruals) of Rs.19,184 and Rs.21,735 as of September 30, 2024 and March 31, 2024, respectively, are not included.

Other liabilities and provisions includes amounts measured at amortized cost of Rs.29,232 and Rs.30,388 as of September 30, 2024 and March 31, 2024, respectively, and contingent consideration measured at FVTPL of Rs.4,684 and Rs.194 as of September 30, 2024 and March 31, 2024, respectively.

For trade receivables, trade payables, other assets and other liabilities maturing within one year from the reporting date, the carrying amounts approximate fair value due to the short maturity of these instruments.

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of September 30, 2024:

Particulars	Level 1		Level 2		Level 3		Total
FVTPL - Financial asset - Investments in units of mutual funds	Rs.	28,056	Rs.	-	Rs.	-	Rs.	28,056
FVTPL - Financial asset - Investment in limited liability partnership firms(2)		-		-		898		898
FVTPL - Financial asset - Investments in equity securities		200		-		1		201
FVTPL – Financial asset – Investments in others		-		-		177		177
FVTOCI - Financial asset - Investments in equity securities		124		-		-		123
Derivative financial instruments – net gain/(loss) on outstanding foreign exchange forward, option and swap contracts and interest rate swap contracts(1)		-		63		-		63

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2024:

Particulars	Level 1		Level 2		Level 3		Total
FVTPL - Financial asset - Investments in units of mutual funds	Rs.	40,597	Rs.	-	Rs.	-	Rs.	40,597
FVTPL - Financial asset - Investment in limited liability partnership firm(2)		-		-		644		644
FVTPL - Financial asset - Investments in equity securities		135		-		1		136
FVTPL – Financial asset – Investments in others		-		-		166		166
FVTOCI - Financial asset - Investments in equity securities		249		-		-		249
Derivative financial instruments – net gain/(loss) on outstanding foreign exchange forward, option and swap contracts and interest rate swap contracts(1)		-		(299)		-		(299)

(1)	The Company enters into derivative financial instruments with various counterparties, principally financial institutions and banks. Derivatives are valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward option and swap contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black-Scholes-Merton models (for option valuation), using present value calculations. The models incorporate various inputs including foreign exchange forward rates, interest rate curves and forward rate curves.
(2)	Fair value of these instruments is determined based on an independent valuation report, which considers the net asset value method.

As of September 30, 2024 and March 31, 2024, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

31

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

23.	Financial instruments (continued)

Hedges of foreign currency exchange rate risks

The Company is exposed to exchange rate risk which arises from its foreign exchange revenues and expenses, (primarily in U.S. dollars, U.K. pounds sterling, Russian roubles, Brazilian reals, Swiss francs, South African rands, Kazakhstan tenges, Romanian new leus, Australian dollars, Euros, Thai bahts, Chilean pesos, Colombian pesos and Brazilian reals) and its foreign currency debt (in Russian roubles, Mexican pesos, Ukrainian hryvnias and Brazilian reals).

The Company uses foreign exchange forward contracts, option contracts and swap contracts (derivative financial instruments) to mitigate its risk of changes in foreign currency exchange rates. The Company also uses non-derivative financial instruments as part of its foreign currency exposure risk mitigation strategy. Non-derivative financial instruments consist of investments in mutual funds, bonds, commercial papers, equity and debt securities, trade receivables, cash and cash equivalents, loans and borrowings, and trade payables.

Details of gain/(loss) recognized in respect of derivative contracts

The following table presents details in respect of the gain/(loss) recognized in respect of derivative contracts to hedge highly probable forecast transactions during the applicable period ended:

	For the six months ended September 30,				For the three months ended September 30,
	2024		2023		2024		2023
Net (loss)/gain recognized in finance costs in respect of foreign exchange derivative contracts	Rs.	(5)	Rs.	69	Rs.	52	Rs.	32
Net gain/(loss) recognized in OCI in respect of hedges of highly probable forecast transactions.		2,198		116		2,191		(796)
Net (loss)/gain reclassified from OCI and recognized as component of revenue upon occurrence of forecasted transaction		(124)		931		(81)		756

The net carrying amount of the Company’s “hedging reserve” as a component of equity before adjusting for tax impact was a loss of Rs.90 as of September 30, 2024, as compared to a loss of Rs.91 as of March 31, 2024.

24.	Contingencies

The Company is involved in disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings (collectively, “Legal Proceedings”), including patent and commercial matters that arise from time to time in the ordinary course of business. Most of the claims involve complex issues. Often, these issues are subject to uncertainties and therefore the probability of a loss, if any, being sustained and an estimate of the amount of any loss is often difficult to ascertain. Consequently, for a majority of these claims, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. This is due to a number of factors, including: the stage of the proceedings (in many cases trial dates have not been set) and the overall length and extent of pre-trial discovery; the entitlement of the parties to an action to appeal a decision; clarity as to theories of liability; damages and governing law; uncertainties in timing of litigation; and the possible need for further legal proceedings to establish the appropriate amount of damages, if any. In these cases, the Company, based on internal and external legal advice, assesses the need to make a provision or discloses information with respect to the nature and facts of the case. The Company also believes that disclosure of the amount sought by plaintiffs, if that is known, would not be meaningful with respect to those legal proceedings.

Although there can be no assurance regarding the outcome of any of the Legal Proceedings referred to in this Note, the Company does not expect them to have a materially adverse effect on its financial position, results of operations or cash flows, as it believes that the likelihood of loss in excess of amounts accrued (if any) is not probable. However, if one or more of such Legal Proceedings were to result in judgments against the Company, such judgments could be material to its results of operations or cash flows in a given period.

Note 32 to the Consolidated Financial Statements in the Company’s Annual Report on Form 20-F for the year ended March 31, 2024 contains a summary of significant Legal Proceedings. The following is a summary, as of the date of this quarterly report, of significant developments in those proceedings as well as any new significant proceedings commenced since the date such Annual Report on Form 20-F was filed.

32

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

24.	Contingencies (Continued)

Product and patent related matters

Matters relating to National Pharmaceutical Pricing Authority

Norfloxacin, India litigation

The Company manufactures and distributes Norfloxacin, a formulations product, and in limited quantities, the active pharmaceutical ingredient norfloxacin. Under the Drugs (Prices Control) Order (the “DPCO”), the National Pharmaceutical Pricing Authority (the “NPPA”) established by the Government of India had the authority to designate a pharmaceutical product as a “specified product” and fix the maximum selling price for such product. In 1995, the NPPA issued a notification and designated Norfloxacin as a “specified product” and fixed the maximum selling price. In 1996, the Company filed a statutory Form III before the NPPA for the upward revision of the maximum selling price and a writ petition in the Andhra Pradesh High Court (the “High Court”) challenging the validity of the designation on the grounds that the applicable rules of the DPCO were not complied with while fixing the maximum selling price. The High Court had previously granted an interim order in favour of the Company; however, it subsequently dismissed the case in April 2004.

The Company filed a review petition in the High Court in April 2004 which was also dismissed by the High Court in October 2004. Subsequently, the Company appealed to the Supreme Court of India, New Delhi (the “Supreme Court”) by filing a Special Leave Petition.

During the year ended March 31, 2006, the Company received a notice from the NPPA demanding the recovery of the price charged by the Company for sales of Norfloxacin in excess of the maximum selling price fixed by the NPPA, which was Rs.285 including interest.

The Company filed a writ petition in the High Court challenging this demand order. The High Court admitted the writ petition and granted an interim order, directing the Company to deposit 50% of the principal amount claimed by the NPPA, which was Rs.77. The Company deposited this amount with the NPPA in November 2005. In February 2008, the High Court directed the Company to deposit an additional amount of Rs.30, which was deposited by the Company in March 2008. In November 2010, the High Court allowed the Company’s application to include additional legal grounds that the Company believed strengthened its defence against the demand.

For example, the Company added as grounds that trade margins should not be included in the computation of amounts overcharged, and that it was necessary for the NPPA to set the active pharmaceutical ingredient price before the process of determining the ceiling on the formulation price. In October 2013, the Company filed an additional writ petition before the Supreme Court challenging the inclusion of Norfloxacin as a “specified product” under the DPCO. In January 2015, the NPPA filed a counter affidavit stating that the inclusion of Norfloxacin was based upon the recommendation of a committee consisting of experts in the field. On July 20, 2016, the Supreme Court remanded the matters concerning the inclusion of Norfloxacin as a “specified product” under the DPCO back to the High Court for further proceedings. During the three months ended September 30, 2016, the Supreme Court dismissed the Special Leave Petition pertaining to the fixing of prices for Norfloxacin formulations.

During the three months ended December 31, 2016, a writ petition pertaining to Norfloxacin was filed by the Company with the Delhi High Court. In addition, the Company has filed writ petitions challenging the inclusion and designation of Theophylline/Doxofylline, Cloxacillin and Ciprofloxacin as “specified products” under the DPCO and the related demand notices issued thereunder. These matters were consolidated with the Norfloxacin matter and have been adjourned to March 18, 2025 for hearing.

Based on its best estimate, the Company has recorded a provision for potential liability for sale proceeds in excess of the notified selling prices, including the interest thereon, and believes that the likelihood of any further liability that may arise on account of penalties pursuant to this litigation is not probable.

Litigation relating to Cardiovascular and Anti-diabetic formulations

In July 2014, the NPPA, pursuant to the guidelines issued in May 2014 and the powers granted by the Government of India under the Drugs (Price Control) Order, 2013, issued certain notifications regulating the prices for 108 formulations in the cardiovascular and antidiabetic therapeutic areas. The Indian Pharmaceutical Alliance (“IPA”), in which the Company is a member, filed a writ petition in the Bombay High Court challenging the notifications issued by the NPPA on the grounds that they were ultra vires, ex facie and ab initio void. The Bombay High Court issued an order to stay the writ in July 2014. On September 26, 2016, the Bombay High Court dismissed the writ petition filed by the IPA and upheld the validity of the notifications/orders passed by the NPPA in July 2014. Further, on October 25, 2016, the IPA filed a Special Leave Petition with the Supreme Court, which was dismissed by the Supreme Court.

During the three months ended December 31, 2016, the NPPA issued show-cause notices relating to allegations that the Company exceeded the notified maximum prices for 11 of its products. The Company has responded to these notices.

33

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

24.	Contingencies (Continued)

Product and patent related matters

Matters relating to National Pharmaceutical Pricing Authority

Litigation relating to Cardiovascular and Anti-diabetic formulations

On March 20, 2017, the IPA filed an application before the Bombay High Court for the recall of the judgment of the Bombay High Court dated September 26, 2016. This recall application filed by the IPA was dismissed by the Bombay High Court on October 4, 2017. Further, on December 13, 2017, the IPA filed a Special Leave Petition with the Supreme Court for the recall of the judgment of the Bombay High Court dated October 4, 2017, which was dismissed by Supreme Court on January 10, 2018.

During the three months ended March 31, 2017, the NPPA issued notices to the Company demanding payments relating to the foregoing products for the allegedly overcharged amounts, along with interest. On July 13, 2017, in response to a writ petition which the Company had filed, the Delhi High Court set aside all the demand notices of the NPPA and directed the NPPA to provide a personal hearing to the Company and pass a speaking order. A personal hearing in this regard was held on July 21, 2017. On July 27, 2017, the NPPA passed a speaking order along with the demand notice directing the Company to pay an amount of Rs.776. On August 3, 2017, the Company filed a writ petition challenging the speaking order and the demand notice. Upon hearing the matter on August 8, 2017, the Delhi High Court stayed the operation of the demand order and directed the Company to deposit Rs.100 and furnish a bank guarantee for Rs.676. Pursuant to the order, the Company deposited Rs.100 on September 13, 2017 and submitted a bank guarantee of Rs.676 dated September 15, 2017 to the Registrar General, Delhi High Court. On November 22, 2017, the Delhi High Court directed the Union of India to file a final counter affidavit within six weeks, subsequent to which the Company could file a rejoinder. On May 10, 2018, the counter affidavit was filed by the Union of India. The Company subsequently filed a rejoinder and both were taken on record by the Delhi High Court. The matter has been adjourned to November 27, 2024 for hearing.

Based on its best estimate, the Company has recorded a cumulative provision of Rs.458 (Rs.437 up to March 31, 2024) under “Selling, general and administrative expenses” as a potential liability for sale proceeds in excess of the notified selling prices, including the interest thereon, and believes that the likelihood of any further liability that may arise on account of penalties pursuant to this litigation is not probable.

However, if the Company is unsuccessful in such litigation, it will be required to remit the sale proceeds in excess of the notified selling prices to the Government of India with interest and could potentially include penalties, which amounts are not readily ascertainable.

Ranitidine recall and litigation

On October 1, 2019, the Company initiated a voluntary nationwide recall (at the retail level for over-the-counter products and at the consumer level for prescription products) of its generic ranitidine products sold in the United States due to the presence of N-Nitrosodimethylamine (“NDMA”) above levels established by the U.S. FDA. On April 1, 2020, the U.S. FDA requested manufacturers to withdraw all ranitidine products from the market immediately.

On February 6, 2020, the Judicial Panel for Multidistrict Litigation established MDL 2924, In re Zantac (Ranitidine) Products Liability Litigation in the United States District Court for the Southern District of Florida (the “MDL 2924”). Federal court cases, including personal injury lawsuits and putative class actions, were transferred to the MDL 2924 and consolidated for pre-trial purposes. To date, the Company (and/or one or more of its affiliates) has been named as a defendant in more than 3,000 lawsuits in the MDL 2924.

On December 31, 2020, the MDL 2924 Court granted the generic manufacturers’ motion to dismiss based on federal preemption. The plaintiffs’ failure-to-warn and design defect claims were dismissed with prejudice, but the Court permitted plaintiffs to amend their pleadings as to all other claims. Plaintiffs elected not to file an amended complaint for the third-party payor class actions. For all other remaining claims, plaintiffs filed amended complaints. The defendants filed a second round of motions to dismiss on March 24, 2021.

On July 8, 2021, the Court dismissed all remaining claims against the generic manufacturers with prejudice based on federal preemption. The MDL 2924 Court’s preemption rulings as to the generics were appealed in piecemeal fashion to the United States Court of Appeals for the 11th Circuit. On November 7, 2022, the 11th Circuit affirmed the dismissal of the third-party payor claims. All other appeals related to the generic defendants were stayed for many months in light of bankruptcy proceedings involving other defendants.

34

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

24.	Contingencies (continued)

Product and patent related matters (continued)

Ranitidine recall and litigation (continued)

The brand manufacturers continued to litigate in the MDL 2924 following dismissal of the generic manufacturers. On December 6, 2022, the MDL 2924 Court entered an Order granting the brand defendants’ motions to exclude all plaintiffs’ expert witnesses and entering summary judgment in favor of the brand defendants as to all claims involving bladder, esophageal, gastric, liver, and pancreatic cancers (the “designated cancers”). The MDL 2924 Court then set a deadline of April 12, 2023 for plaintiffs to identify general causation experts as to any non-designated cancers. On May 15, 2023, the MDL 2924 Court entered summary judgment on the basis of Daubert as to all defendants (including generics) in all cases alleging designated cancers. On July 14, 2023, the MDL Court entered an Order dismissing all non-designated cancer cases with prejudice as to all defendants (including generics) based on plaintiffs’ failure to disclose experts. The MDL 2924 Court dismissed all economic loss class action cases on July 26, 2023 for lack of standing and granted summary judgment in defendants’ favor on the medical monitoring class action cases in light of Daubert.

The MDL 2924 Court’s Orders on Daubert and summary judgment did not apply to cases for which plaintiffs had already filed a Notice of Appeal because the MDL 2924 Court lacked jurisdiction over those cases. To streamline the appeals, the MDL Court issued an indicative ruling, finding that, if the 11th Circuit were to return jurisdiction to the MDL 2924 Court, the MDL 2924 Court would grant summary judgment in favor of the generic defendants based on Daubert. In light of the indicative ruling, the non-brand defendants asked the 11th Circuit to remand the pending appeals back to the MDL Court. On September 8, 2023, the 11th Circuit severed the bankrupt defendant entities and remanded all appeals of cases naming brands and generics (“mixed-use cases”). On September 26, 2023, the MDL 2924 Court entered Rule 58 final judgment in favor of all defendants as to all designated cancer cases. On November 14, 2023, the MDL 2924 Court entered Rule 58 final judgment in favor of all defendants in non-designated cancer cases. On December 26, 2023, the 11th Circuit consolidated the appeals arising from the MDL 2924 for disposition before the same panel. The Court ordered the parties to brief generic preemption separately, but on the same schedule with all the other issues on appeal. Plaintiffs filed their opening merits briefs on April 10, 2024. Defendants’ briefs were filed on July 25, 2024. Plaintiffs’ reply briefs are due on November 8, 2024.

Several ranitidine-related actions are currently pending against the Company in state courts. The New Mexico State Attorney General filed suit against the Company’s U.S. subsidiary and multiple other manufacturers and retailers asserting public nuisance and negligence claims. The court denied the generic defendants’ preemption motion to dismiss. Trial was scheduled for September 15, 2025, but the parties have requested a continuance. The City of Baltimore filed a similar public nuisance action, but the Maryland state court granted the generic defendants’ preemption motion to dismiss with prejudice. In January 2021, the Company was served in a Proposition 65 case filed by the Center for Environmental Health (“CFEH”) in the Superior Court of Alameda County, California. The Company and other defendants filed preemption demurrers and on May 7, 2021, the Court granted the generic manufacturer defendants’ demurrers without leave to amend. Plaintiff appealed that decision and lost in the appellate court. The Supreme Court of California denied plaintiff’s petition for review.

More than 360 plaintiffs filed suit against the Company in California, Illinois, New Jersey, New York, and Pennsylvania state courts. Generally, they alleged failure to warn, design defect, and negligence claims. The Company has been voluntarily dismissed from all cases filed against it in New Jersey, New York, and Pennsylvania. In Illinois, all cases alleging personal injuries from Zantac®/ranitidine were consolidated for pre-trial purposes in Cook County. On August 17, 2023, the judge presiding over the consolidated Illinois state court proceedings granted the generic manufactures’ motion to dismiss all claims in the Master Complaint with prejudice based on federal preemption. The plaintiffs appealed that preemption decision in September of 2024. In California, the Company was named in approximately 214 cases. All the California cases were transferred to the existing Judicial Council Coordination Proceedings (“JCCP”) in Alameda County (which has been pending for years with respect to the brand defendants). After multiple rounds of demurrers on preemption, the JCCP Court allowed several of plaintiffs’ claims to proceed against generic manufacturers, including negligent storage and transportation, negligent product containers, failure to warn the U.S. FDA through adverse event reporting, and manufacturing defects. Discovery is underway in seven “waves” of trial pick cases in the JCCP. The Company is named in approximately 62 of the 1,000 randomly-selected wave cases.

The Company believes that all of the aforesaid complaints and asserted claims are without merit and it denies any wrongdoing and intends to vigorously defend itself against the allegations. Any liability that may arise on account of these claims is unascertainable at this time. Accordingly, no provision was made in these interim financial statements.

35

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

24.	Contingencies (continued)

Class Action under the Canadian Competition Act filed in Federal Court in Toronto, Canada

On June 3, 2020, a Class Action Statement of Claim was filed by an individual consumer in Federal Court in Toronto, Canada, against the Company’s U.S. and Canadian subsidiaries and 52 other generic drug companies. The Statement of Claim alleges an industry-wide, overarching conspiracy to violate Sections 45 and 46 of the Canadian Competition Act by conspiring to allocate the market, fix prices, and maintain the supply of generic drugs in Canada. The action is brought on behalf of a class of all persons, from January 1, 2012 to the present, who purchased generic drugs in the private sector. The Statement of Claim states that it seeks damages against all defendants on a joint and several basis, attorney’s fees and costs of investigation and prosecution. An Amended Statement of Claim was served on the Company’s U.S. and Canadian subsidiaries on January 15, 2021 and added an additional 20 generic drug companies. The Amended Statement of Claim also removed the identification of defendant companies with conspiracy allegations regarding specific generic drugs and alleges a conspiracy to allocate the North America Market as to all generic drugs in Canada. A Second Fresh as Amended Statement of Claim was served on the Company's U.S. and Canadian subsidiaries on August 24, 2022 and adds an additional 10 drug companies. The Second Fresh as Amended Statement of Claim reinstituted the identification of defendant companies with conspiracy allegations regarding specific generic drugs. On June 1, 2023, Plaintiffs served and filed a Motion Record for Certification of the proposed class action. On January 15, 2024, the Plaintiffs served and filed a Third Fresh as Amended Statement of Claim, clarifying the proposed class as including: consumers who purchased generic drugs at pharmacies; prescription drug plan holders or sponsors including employers, businesses, governments, and individual plan holders or sponsors; private insurers and insurance companies that purchase or reimburse for generic drugs; and corporate and other entities that purchase or reimburse for generic drugs in the private sector. It also clarifies the proposed class as excluding distributors, wholesalers, and pharmacies. On June 17, 2024, the Plaintiffs served and filed a Supplementary Motion Record for Certification. The certification motion is currently scheduled for the week of June 9, 2025. The Company and all defendants delivered responding evidence to the certification motion on August 2, 2024. The Plaintiffs’ reply evidence for the certification motion is now due November 15, 2024.

The Company believes that the asserted claims are without merit and intends to vigorously defend itself against the allegations. Any liability that may arise on account of this claim is unascertainable. Accordingly, no provision was made in these interim financial statements of the Company.

36

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

24.	Contingencies (continued)

Revlimid® Antitrust Litigation

In 2023 and 2024, three lawsuits were filed against Dr. Reddy’s Laboratories, Inc. (“DRL Inc.”) and/or Dr. Reddy’s Laboratories Ltd. (“DRL Ltd.” and together with DRL Inc., “DRL”), and three additional groups of plaintiffs sought to add DRL to their pending actions, in federal court in New Jersey concerning the drug product Revlimid® and generic equivalents. Litigation has been pending in that court since at least 2019 by various plaintiffs asserting antitrust claims and similar claims against Celgene Corporation (“Celgene”) and Bristol-Myers Squibb Company (“BMS”) related to Revlimid®, In re Revlimid & Thalomid Purchaser Antitrust Litigation, C.A. No. 19-cv-07532 (D.N.J.) (“In re Revlimid action”). Starting in 2022, certain plaintiffs also filed lawsuits in this litigation against Teva Pharmaceuticals USA Inc. (“Teva”) and Natco Pharma Limited (“Natco”) as well. Then, in 2023, plaintiffs Mayo Clinic and LifePoint Corporate Services, General Partnership filed a complaint against DRL Inc. as well as defendants Celgene, BMS, Natco, and Teva (C.A. No. 23-cv-22321 (D.N.J.)). In a second lawsuit in 2023 (C.A. No. 23-cv-22117 (D.N.J.)), plaintiff Intermountain Health, Inc. filed a complaint against DRL Inc. and the same group of defendants Celgene, BMS, Natco, and Teva (Mayo Clinic, LifePoint Corporate Services, General Partnership, and Intermountain Health, Inc., together, the “Hospital Plaintiffs”). The Hospital Plaintiffs have subsequently added DRL Ltd. as a defendant to their lawsuits. In a third lawsuit, filed in 2024 (C.A. No. 24-cv-00379 (D.N.J.)), plaintiffs Walgreen Co., Kroger Specialty Pharmacy, Inc., and CVS Pharmacy Inc. (together, the “Retailer Plaintiffs”), who previously had sued Celgene, BMS, Natco, and Teva, filed an additional complaint against DRL Inc. and DRL Ltd. The Hospital Plaintiffs’ and Retailer Plaintiffs’ actions against DRL have been consolidated with the In re Revlimid action. Subsequently, through amended complaints, three additional groups of plaintiffs have sought to add DRL as a defendant in their already pending lawsuits previously consolidated into the In re Revlimid action. The first such plaintiff is United Healthcare Services, Inc. (“United”) (C.A. No. 20-cv-18531 (D.N.J.)). The second such group of plaintiffs is composed of Cigna Corp., Humana Inc., Blue Cross Blue Shield Association, Health Care Service Corporation, Blue Cross and Blue Shield of Florida, Inc., and Molina Healthcare, Inc. (C.A. Nos. 19-cv-07532 (D.N.J.), 21-cv-11686 (D.N.J.), 21-cv-10187 (D.N.J.), 21-cv-06668 (D.N.J.), and 22-cv-04561(D.N.J.)) (together, the “Insurer Plaintiffs”). The third such group of plaintiffs is composed of Jacksonville Police Officers and Fire Fighters Health Insurance Trust, Carpenters and Joiners Welfare Fund, Teamsters Local 237 Welfare Fund and Teamsters Local 237 Retirees’ Benefit Fund, and Teamsters Western Region and New Jersey Health Care Fund, who bring their claims on behalf of a purported class of end-payors of Revlimid® and generic equivalents (C.A. No. 22-cv-06694 (D.N.J.)) (the “EPP Plaintiffs”).

The allegations brought by the Hospital Plaintiffs, the Retailer Plaintiffs, United, the Insurer Plaintiffs, and the EPP Plaintiffs (collectively, “Plaintiffs”) against DRL in these cases are similar: they allege that the patent settlement agreement among DRL, Celgene and BMS concerning Revlimid® violated federal and state antitrust laws and state consumer protection laws by improperly delaying generic entry of Revlimid® through 2022 and then limiting generic competition of Revlimid® through 2026. The Plaintiffs’ claims against DRL are also substantially similar to the claims these plaintiffs have brought against defendants Celgene, BMS, Natco, and Teva.

Each of these lawsuits naming DRL as a defendant have been consolidated with the ongoing In re Revlimid action. A trial date has not yet been scheduled. On June 6, 2024, the court issued an order on the pending motions to dismiss filed by other defendants, in which the court dismissed all claims at issue in that motion, including claims challenging the patent settlement agreements. The order allowed plaintiffs to file amended complaints. On August 5, 2024, all Plaintiffs filed amended complaints, including the amended complaints filed by United, Insurer Plaintiffs, and EPP Plaintiffs, described above, which sought to add DRL as a defendant in those actions for the first time. On October 7, 2024, DRL and all other defendants to the In re Revlimid action filed motions to dismiss each of Plaintiffs’ lawsuits in their entirety. Those motions are pending, and discovery currently is stayed. The Company intends to vigorously defend its positions. Any liability that may arise on account of this litigation is unascertainable. Accordingly, no provision has been made in these interim financial statements of the Company.

37

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

24.	Contingencies (continued)

Other matters

Internal Investigation

The Company received an anonymous complaint in September 2020, alleging that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. The Company disclosed the matter to the U.S. Department of Justice (“DOJ”), Securities and Exchange Commission (“SEC”) and Securities Exchange Board of India. The Company engaged a U.S. law firm to conduct the investigation at the instruction of a committee of the Company’s Board of Directors. On July 6, 2021, the Company received a subpoena from the SEC for the production of related documents, which were provided to the SEC.

The Company has continued to engage with the SEC and DOJ, including through submissions and presentations regarding the initial complaint and additional complaints relating to other markets, and in relation to its Global Compliance Framework, which includes enhancement initiatives undertaken by the Company, and the Company is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations could result in government or regulatory enforcement actions against the Company in the United States and/or foreign jurisdictions and can also lead to civil and criminal sanctions under relevant laws, the outcomes, including liabilities, are not reasonably ascertainable at this time.

25.	Geopolitical Conflicts

The Company considered the uncertainties relating to the escalation of the conflicts in the middle east, and duration of the military conflict between Russia and Ukraine in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. The outcome of the conflict is difficult to predict, and it could have an adverse impact on the macroeconomic environment. Management has considered all potential impacts of the conflict including adherence to global sanctions and other restrictive measures against Russia and any retaliatory actions taken by Russia. For this purpose, the Company considered internal and external sources of information up to the date of approval of these interim financial statements.

The Company based on its judgments, estimates and assumptions including sensitivity analysis, expects to fully recover the carrying amount of receivables, inventory, goodwill, intangible assets, investments and other assets. Accordingly, during the six months ended September 30, 2024, the impact of this conflict on the Company’s operations and financial condition was not material. The Company will continue to closely monitor any material changes to future economic conditions.

38

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

26.	Regulatory Inspection of facilities

Tabulated below are the details of the U.S. FDA inspections carried out at facilities of the Company:

Month and year	Unit	Details of observations
May 2024	Formulations manufacturing facilities {Vizag SEZ plant 1 (FTO VII) and Vizag SEZ plant 2 (FTO IX)} at Duvvada, Visakhapatnam, India	Two observations were noted in the U.S. FDA inspection. The Company responded to the observations on June 7, 2024. On August 11, 2024, an EIR was issued by the U.S. FDA indicating the closure of audit and the inspection of the facility was determined as Voluntary Action Indicated (“VAI”).
June 2024	API Srikakulam plant (Unit 6), Andhra Pradesh, India	Four observations were noted in the U.S. FDA inspection. The Company responded to the observations on June 30, 2024. On September 6, 2024, an EIR was issued by the U.S. FDA indicating the closure of audit and the inspection of the facility was determined as VAI.
August 2024	Formulations Srikakulam (SEZ) plant 1, Andhra Pradesh, India	Three observations were noted in the U.S. FDA inspection. The Company responded to the observations on September 16, 2024 and is awaiting the EIR.
September 2024	Integrated Product Development Organization (IPDO), Bachupally, Hyderabad, India	No observations noted. The Company is awaiting the EIR.

39

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

27.	Business Combination

A.	Business transfer agreement with Haleon:

On June 26, 2024, the Company entered into definitive agreement with Haleon UK Enterprises Limited (“Haleon”) to acquire Haleon’s global portfolio outside of the United States of consumer healthcare brands in the Nicotine Replacement Therapy category (the “NRT Business”) for a total consideration of up to Rs.56,121 (GBP 500) including earn-out consideration of Rs.4,714 (GBP 42). The acquisition is structured by way of purchase of all of the shares in Northstar Switzerland SARL, a Haleon group company whose assets include intellectual property, employees, agreements with commercial manufacturing organization, marketing authorizations and other assets relating to the commercialization of four brands - Nicotinell (with extensive presence in Europe, Asia including Japan, and Latin America), Nicabate (in Australia), Thrive (in Canada), and Habitrol (in New Zealand and Canada) and is inclusive of all formats such as lozenge, patch, spray and/or gum in all applicable global markets outside of the United States.

Completion of this transaction was subject to satisfying closing conditions, including the completion of certain reorganization by Haleon Group, and obtaining foreign direct investment approval in Sweden and merger control approvals in Brazil, Saudi Arabia and the United Arab Emirates.

The closing conditions were satisfied, and the transaction was completed on September 30, 2024.

Upon completion, the Company purchased 100% shares of NorthStar Switzerland SARL and paid for an upfront cash payment of Rs.51,407 (GBP 458). An additional consideration of up to Rs.4,714 (GBP 42) is payable contingent upon achieving agreed-upon sales targets in calendar years 2024 and 2025, and meeting other parameters, bringing the total potential consideration to Rs.56,121 (GBP 500). The Company believes that the acquired business strengthens Company’s position in global consumer healthcare OTC business.

The integration of the operations will happen gradually into the Company in a phased approach between April 2025 and February 2026 until the local marketing authorizations for respective geographies are transferred in the Company’s name. During the transition period, Haleon Group will provide distribution and related services upto February 2026 across all markets.

The Company has accounted for the transaction under IFRS 3, “Business Combinations”.

Tabulated below is the provisional allocation of the purchase price as of September 30, 2024:

Particulars	Amount
Purchase consideration
- upfront consideration	51,407
- earn-out contingent consideration (at fair value)	4,490
- cash flow hedge gain	(2,197)
Total consideration (A)	53,700
Identifiable assets acquired
Intangibles-IP rights of brands- Nicotinell, Nicabate, Thrive and Habitrol	54,920
Liabilities assumed
Deferred tax liabilities	(8,469)
Total identifiable net assets (B)	46,451
Goodwill (A) - (B)	7,249

Considering the size, complexity and timing of the acquisition, the Company is in the process of finalizing the fair values for certain acquired assets and assumed liabilities. Accordingly, the fair values disclosed are provisional as at September 30, 2024 based on facts that existed as at the date of the Acquisition. The allocation will be completed within 12 months of the acquisition.

40

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

27.	Business Combination (continued)

A.	Business transfer agreement with Haleon (continued):

Goodwill of Rs.7,249 (GBP 64.58) has been provisionally recognized, representing the excess of consideration paid above the provisional fair value of the acquired assets and liabilities. This goodwill primarily arises from a deferred tax liability recognized at acquisition, due to a difference between the fair value of the acquired brands and their corresponding tax base, and the value of further growth opportunities including expected synergies arising from the acquisition. This goodwill has been assigned to the Company’s Global Generics segment. The entire amount of goodwill and intangibles are not expected to be deductible for tax purposes.

The cash flow gain of Rs.2,197 (GBP 19.57) represents the gain from a forward contract executed by the Company to hedge the foreign exchange exposure towards consideration paid in GBP. Upon maturity, the hedge gain was reclassified from the cash flow hedge reserves and has been adjusted in the consideration paid upon completion of the transaction.

Acquisition related costs amounting to Rs.1,017 and Rs.280 were recognized as expenses under “Selling, general and administrative expenses” in the interim consolidated income statement for the six months ended September 30, 2024 and the year ended March 31, 2024, respectively.

The fair value of contingent consideration of Rs.4,490 was estimated based on discounted cash flows technique, which considers the present value of the expected future earn-out payment discounted from their respective payment dates using a risk-adjusted discount rate. The significant unobservable inputs in the valuation is the estimated sales forecast. The company has determined that the prescribed sales target will be met. The company has also estimated that any reasonably possible change in the sales for the calendar years 2024 and 2025 will not result in a material change in the fair value of the contingent consideration.

In calendar year 2023, the portfolio generated approximately GBP 217 in revenue for Haleon. Pro-forma information relating to impact on Revenue and Profit before tax for the current financial year to date, management believes it is not practicable to estimate the same at this stage considering the fact that it is a recent acquisition, the seller was not running it as a separate legal entity and the Company is setting up the business and integrating the functions. Consequently, no pro-forma information has been provided at this stage.

B.	Agreement with Nestlé India Limited

On April 25, 2024, the Parent company entered into a definitive agreement with Nestlé India Limited (“Nestlé India”), for manufacturing, developing, promoting, marketing, selling, distributing, and commercializing nutraceutical products and supplements in India and other geographies as may be agreed by the parties. The aforesaid business activities shall be carried out through Dr. Reddy’s Nutraceuticals Limited (the “Nutraceuticals subsidiary”) which was incorporated on March 14, 2024. Subsequently, the Nutraceuticals subsidiary’s name was changed to Dr. Reddy’s and Nestlé Health Science Limited on June 13, 2024. This arrangement is strategically important for both companies as it allows them to combine their complementary strengths and expand their reach in the nutraceutical market.

The aforesaid definitive agreement was subject to certain closing conditions. The closing conditions were satisfied, and the transaction was completed on August 1, 2024.

Following the closing, Nestlé India and the Parent Company have contributed subscription amount Rs.7,056 and Rs.7,344 respectively in Nutraceuticals subsidiary. Post infusion of subscription amounts:

a.	Nestlé India was issued shares of the Nutraceuticals subsidiary, representing a 49% ownership stake. The Parent Company will hold the remaining 51% of the Nutraceuticals subsidiary. Further, Nestlé India will have a call option to increase their shareholding to up to 60% after six years from the closing date for a purchase price based on fair market value;

b.	the Nutraceuticals subsidiary acquired the licenses to nutraceutical products and a supplements portfolio from Nestlé India along with employees for a cash consideration of Rs.2,231. Additionally, a royalty is payable at 4.5% of post-closing net sales that are based upon the licensed rights; and

41

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

27.	Business Combination (continued)

B.	Agreement with Nestlé India Limited (continued):

c.	the Parent company transferred its nutraceuticals and supplements portfolio along with employees to the Nutraceuticals subsidiary for cash consideration of Rs.8,217. As this represents a transaction with subsidiary under control of the Parent company, transfer of nutraceuticals and supplements business by the Parent company to Nutraceuticals subsidiary has been eliminated in these interim consolidated financial statements.

The Parent company has accounted for the transaction pertaining to acquisition from Nestlé India under IFRS 3, “Business Combinations”.

The Parent company completed the purchase price allocation. Tabulated below are the fair values of the assets acquired, including goodwill, and liabilities assumed on the acquisition date:

Particulars	Amount
Purchase consideration (A)	2,231
Property, Plant and Equipment and other assets	42
Product licenses	1,976
Distribution network	6
Assets acquired (B)	2,024
Goodwill (A-B)	207

Goodwill of Rs.207 has been recognized in connection with this acquisition, representing the excess of consideration transferred over the fair values of the net identifiable assets acquired. The goodwill is attributable to new growth opportunities, workforce and synergies of the combined business operations, and it is not expected to be deductible for tax purposes. The amount of revenue included in the interim consolidated income statements since August 1, 2024 pertaining to the business acquired from Nestlé India was Rs.118, during the three months ended September 30, 2024.

No pro-forma information is disclosed in these interim financial statements, as the impact of this acquisition on these interim financial statements is not material.

The associated acquisition costs were not material and has been charged to the Income Statement when incurred.

Non-Controlling interest:

Nestlé India’s 49% ownership stake in the Nutraceuticals subsidiary is reported as a NCI in the interim consolidated financial statements.

As of September 30, 2024, the carrying value of this NCI is Rs.3,939, arising from the initial measurement at the Nestlé India’s proportionate share of identifiable net assets as of the acquisition date and subsequently adjusted with the share of profit based on ownership percentage.

The NCI share of Profit After Tax for the quarter ending September 30, 2024 is Rs.862. This primarily includes the portion of deferred tax asset recognized by the Nutraceuticals subsidiary and consequently allocated to NCI. This deferred tax pertains to business acquired from the Parent Company, and recognised by the Nutraceuticals subsidiary at the carrying amount as appearing in the Consolidated Financial Statements of the Parent company. However, the tax base of these identifiable assets is based on fair values as at the closing date.

28.	Subsequent events

Please refer to Note 14 and Note 26 of these interim financial statements for the details of subsequent events relating to stock split and regulatory inspections of facilities.

42

ITEM 2. OPERATING AND FINANCIAL REVIEW, TREND INFORMATION

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements, the related notes and the “Operating and Financial Review and Prospects” section included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2024, and the interim financial statements included in our report on Form 6-K for the three months ended June 30, 2024, all of which are on file with the SEC, as well as the unaudited condensed consolidated interim financial statements and related notes contained in this report on Form 6-K.

This discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate”, “believe”, “estimate”, “intend”, “will” and “expect” and other similar expressions as they relate to us or our business are intended to identify such forward-looking statements. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors” in our Form 20-F. Readers are cautioned not to place reliance on these forward-looking statements which reflect management’s analysis and assumptions only as of the date hereof. We undertake no obligation to publicly update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise.

Section A:

Three months ended September 30, 2024 compared to the three months ended September 30, 2023

The following table sets forth, for the periods indicated, financial data along with respective percentages to total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous year.

	For the three months ended September 30,
	2024			2023
	Rs. in millions		% of Revenues	Rs. in millions		% of Revenues	Increase/ (Decrease)
Revenues	Rs.	80,162	100%	Rs.	68,802	100%	17%
Gross profit		47,769	59.6%		40,368	58.7%	18%
Selling, general and administrative expenses		23,007	28.7%		18,795	27.3%	22%
Research and development expenses		7,271	9.1%		5,447	7.9%	33%
Impairment of non-current assets		924	1.2%		55	0.1%	1580%
Other income, net		(984)	(1.2)%		(1,796)	(2.6)%	(45)%
Results from operating activities		17,551	21.9%		17,867	26.0%	(2)%
Finance income/(expense), net		1,555	1.9%		1,225	1.8%	27%
Share of profit of equity accounted investees, net of tax		61	0.1%		42	0.1%	45%
Profit before tax		19,167	23.9%		19,134	27.8%	0%
Tax expense / (benefit), net		5,752	7.2%		4,334	6.3%	33%
Profit for the period	Rs.	13,415	16.7%	Rs.	14,800	21.5%	(9)%

Attributable to:
Equity holders of the parent company		12,553	15.7%		14,800	21.5%	(15)%
Non-controlling interests		862	1.1%		-	-	-

43

Revenues

Our overall consolidated revenues were Rs.80,162 million for the three months ended September 30, 2024, an increase of 17% as compared to Rs.68,802 million for the three months ended September 30, 2023.

The following table sets forth, for the periods indicated, our consolidated revenues by segment:

	For the three months ended September 30,
	2024			2023
	Rs. in millions		Revenues % of Total	Rs. in millions		Revenues % of Total	Increase/ (Decrease)
Global Generics	Rs.	71,576	89%	Rs.	61,084	89%	17%
Pharmaceutical Services and Active Ingredients (PSAI)		8,407	11%		7,034	10%	20%
Others		179	0%		684	1%	(74)%
Total	Rs.	80,162	100%	Rs.	68,802	100%	17%

Segment Analysis

Global Generics

Revenues from our Global Generics segment were Rs.71,576 million for the three months ended September 30, 2024, an increase of 17% as compared to Rs.61,084 million for the three months ended September 30, 2023. The revenue increase was in all four business geographies of this segment: North America (the United States and Canada), Europe, India and “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries from our “Rest of the World” markets, including South Africa, China, Brazil and Australia).

After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the foregoing increase in revenues of this segment was attributable to the following factors:

•	an increase of approximately 12% resulting from a net increase in the sales volumes of certain of the existing products in this segment;

•	an increase of approximately 6% resulting from new products launched between October 1, 2023 and September 30, 2024;

•	an increase of approximately 2% resulting from acquisitions during the period; and

•	the foregoing was partially offset by a decrease of approximately 3% resulting from the net impact of changes in sales prices of certain of the products in this segment.

North America (the United States and Canada): Our Global Generics segment’s revenues from North America (the United States and Canada) were Rs.37,281 million for the three months ended September 30, 2024, an increase of 17% as compared to Rs.31,774 million for the three months ended September 30, 2023. In U.S. dollar absolute currency terms (i.e., U.S. dollars without taking into account the effect of currency exchange rates), such revenues increased by 16% in the three months ended September 30, 2024 as compared to the three months ended September 30, 2023.

This increase in revenues was largely attributable to an increase in sales volumes of certain of our existing products, and new products launched between October 1, 2023 and September 30, 2024, both of which were partially offset by price erosion in certain of our existing products.

During the three months ended September 30, 2024, we launched four new products in North America (the United States and Canada). The four new products, all of which were launched in the United States, are Cyclophosphamide Injection, Chlorpromazine Injection, Diazepam Prefilled Syringe (PFS) and Bromfenac Ophthalmic.

During the three months ended September 30, 2024, we made two new ANDA filings with the U.S. FDA. As of September 30, 2024, we had 80 filings pending approval with the U.S. FDA, which includes 75 ANDAs and five NDAs filed under section 505(b)(2). Out of these 75 ANDA filings, 44 are Paragraph IV filings and we believe we are the first to file with respect to 22 of these filings.

44

Europe: Our Global Generics segment’s revenues from Europe are primarily derived from Germany, the United Kingdom, Italy, France and Spain. Such revenues from Europe were Rs.5,770 million for the three months ended September 30, 2024, an increase of 9% as compared to Rs.5,286 million for the three months ended September 30, 2023. After taking into account the impact of exchange rate fluctuations of the Indian rupee against the currencies in the markets in which we operate, the foregoing increase in revenues of this segment was largely attributable to revenues from new products launched between October 1, 2023 and September 30, 2024, which was partially offset by a decrease in prices of certain of our existing products. During the three months ended September 30, 2024, we launched eight new products in Europe.

India: Our Global Generics segment’s revenues from India for the three months ended September 30, 2024 were Rs.13,971 million, an increase of 18% as compared to Rs.11,860 million for the three months ended September 30, 2023. This increase was largely attributable to revenues from distribution of the vaccines portfolio in-licensed from Sanofi India, revenues from new products launched between October 1, 2023 and September 30, 2024 and increases in sales prices of certain of our existing products. During the three months ended September 30, 2024, we launched three new brands in India and integrated the products of the Nutraceuticals subsidiary.

According to IQVIA in its report for the three months ended September 30, 2024, our secondary sales in India grew by 9.5% during such period, as compared to the Indian pharmaceutical market’s growth of 8.0%.

Emerging Markets: Our Global Generics segment’s revenues from “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries from our “Rest of the World” markets, including South Africa, China, Brazil and Australia) for the three months ended September 30, 2024 were Rs.14,554 million, an increase of 20% as compared to Rs.12,164 million for the three months ended September 30, 2023.

Russia: Our Global Generics segment’s revenues from Russia for the three months ended September 30, 2024 were Rs.6,854 million, an increase of 18% as compared to Rs.5,790 million for the three months ended September 30, 2023. In Russian rouble absolute currency terms (i.e., Russian roubles without taking into account the effect of currency exchange rates), such revenues increased by 27%. The increase in revenues measured in rupees was primarily on account of an increase in sales volumes and prices of certain of our existing products and revenues from new products launched between October 1, 2023 and September 30, 2024, all of which were partially offset by unfavorable currency exchange rate movements. Our over-the-counter (“OTC”) division’s revenues from Russia for the three months ended September 30, 2024 were 53% of our total revenues from Russia.

According to IQVIA, as per its report for the three months ended August 31, 2024, our sales value (in Russian roubles) growth and volume growth from Russia, as compared to the Russian pharmaceutical market sales value (in Russian roubles) growth and volume growth was as follows:

	For the three months ended August 31, 2024
	Dr. Reddy's Laboratories Ltd.		Russian pharmaceutical market
	Sales value	Volume	Sales value	Volume
Prescription (Rx)	8.2%	(6.1)%	16.4%	(0.5)%
Over-the-counter (OTC)	18.0%	(5.5)%	15.3%	(2.0)%
Total (Rx + OTC)	12.3%	(5.8)%	15.9%	(1.5)%

Other countries of the former Soviet Union and Romania: Our Global Generics segment’s revenues from other countries of the former Soviet Union and Romania were Rs.2,146 million for the three months ended September 30, 2024, a decrease of 2% as compared to Rs.2,181 million for the three months ended September 30, 2023. This decrease was largely attributable to a decrease in sales volumes of certain of our existing products and unfavorable currency exchange rate fluctuations, both of which were partially offset by an increase in the sales prices of certain of our existing products.

“Rest of the World” Markets: We refer to all markets of this segment other than North America (the United States and Canada), Europe, Russia and other countries of the former Soviet Union, Romania and India as our “Rest of the World” markets. Our Global Generics segment’s revenues from our “Rest of the World” markets were Rs.5,554 million for the three months ended September 30, 2024, an increase of 32% as compared to Rs.4,193 million for the three months ended September 30, 2023. This increase was largely attributable to an increase in sales volumes of certain of our existing products and revenues from new products launched between October 1, 2023 and September 30, 2024, both of which were partially offset by a decrease in the sales prices of certain of our existing products.

45

Pharmaceutical Services and Active Ingredients (“PSAI”)

Our PSAI segment’s revenues for the three months ended September 30, 2024 were Rs.8,407 million, an increase of 20% as compared to Rs.7,034 million for the three months ended September 30, 2023. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was attributable to an increase in sales volumes of certain of our existing products and revenues from new products launched between October 1, 2023 and September 30, 2024, partly offset by a decrease in the sales prices of certain of our existing products.

Gross Profit

Our total gross profit was Rs.47,769 million for the three months ended September 30, 2024, representing 59.6% of our revenues for that period, as compared to Rs.40,368 million for the three months ended September 30, 2023, representing 58.7% of our revenues for that period.

The following table sets forth, for the period indicated, our gross profits by segment:

	For the three months ended September 30,
	2024			2023

	(Rs. in millions)
	Gross Profit		% of Segment Revenue	Gross Profit		% of Segment Revenue
Global Generics	Rs.	45,162	63.1%	Rs.	38,873	63.6%
Pharmaceutical Services and Active Ingredients (PSAI )		2,518	30.0%		1,254	17.8%
Others		89	49.8%		241	35.2%
Total	Rs.	47,769	59.6%	Rs.	40,368	58.7%

The gross profit margin from our Global Generics segment decreased to 63.1% of this segment’s revenues for the three months ended September 30, 2024, from 63.6% for the three months ended September 30, 2023. This decrease was mainly on account of price erosion in certain of our existing products and lower export benefits, both of which were partially offset by favorable changes in our product mix (i.e., in the proportion of our sales of products having higher profit margins).

The gross profit margin from our PSAI segment increased to 30.0% of this segment’s revenues for the three months ended September 30, 2024, from 17.8% for the three months ended September 30, 2023. This increase was primarily on account of lower percentage of manufacturing overhead costs on higher sales base and lower material costs as well as other lower variable costs for the three months ended September 30, 2024 as compared to the three months ended September 30, 2023.

Selling, general and administrative expenses

Our selling, general and administrative expenses were Rs.23,007 million for the three months ended September 30, 2024, an increase of 22% as compared to Rs.18,795 million for the three months ended September 30, 2023. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was largely attributable to the following:

•	a 7% increase due to higher selling and advertising expenses;

•	a 5% increase due to higher personnel costs, primarily on account of new hires and annual raises;

•	a 3% increase due to higher legal and professional expenses;

•	a 2% increase due to higher freight outward expenses; and

•	a 5% increase due to higher spending on other costs, including travel expenses, depreciation and amortization.

As a proportion of our total revenues, our selling, general and administrative expenses increased to 28.7% for the three months ended September 30, 2024, from 27.3% for the three months ended September 30, 2023.

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Research and development expenses

Our research and development expenses were Rs.7,271 million for the three months ended September 30, 2024, an increase of 33% as compared to Rs.5,447 million for the three months ended September 30, 2023. This increase was primarily on account of higher developmental expenditures on certain projects for our biosimilar and generics businesses.

As a proportion of our total revenues, our research and development expenses increased to 9.1% for the three months ended September 30, 2024, as compared to 7.9% for the three months ended September 30, 2023.

Impairment of non-current assets

Our impairment of non-current assets charge was Rs.924 million for the three months ended September 30, 2024, as compared to a charge of Rs.55 million for the three months September 30, 2023. (Refer to Note 11 of the interim financial statements in this report for further details).

Other income, net

Our net other income was Rs.984 million for the three months ended September 30, 2024, as compared to Rs.1,796 million for the three months ended September 30, 2023. The other income was lower for the three months ended September 30, 2024 primarily on account of a one-time recognition of Rs.984 million in the comparable period in the previous year, pursuant to a settlement of product related litigation in the United Kingdom.

Finance income, net

Our net finance income was Rs.1,555 million for the three months ended September 30, 2024, as compared to net finance expense of Rs.1,225 million for the three months ended September 30, 2023. This increase in net finance income was due to the following:

•	an increase in fair value changes and profit on sale of units of mutual funds and other investments to Rs.1,354 million for the three months ended September 30, 2024, as compared to Rs.800 million for the three months ended September 30, 2023;

•	net foreign exchange gains of Rs.293 million for the three months ended September 30, 2024, as compared to Rs.95 million for the three months ended September 30, 2023; and

•	net interest expense of Rs.92 million for the three months ended September 30, 2024, as compared to net interest expense of Rs.366 million for the three months ended September 30, 2023.

Profit before tax

As a result of the above, our profit before tax was Rs.19,167 million for the three months ended September 30, 2024, as compared to Rs.19,134 million for the three months ended September 30, 2023.

Tax expense

Our effective tax rate was 30.0% for the three months ended September 30, 2024, as compared to 22.7% for the three months ended September 30, 2023. (Refer to Note 18 of the interim financial statements in this report for further details).

Our tax expense was Rs.5,752 million for the three months ended September 30, 2024, as compared to Rs.4,334 million for the three months ended September 30, 2023.

Profit for the period

As a result of the above, our profit for the three months ended September 30, 2024 was Rs.13,415 million, representing 16.7% of our total revenues for such period, as compared to Rs.14,800 million for the three months ended September 30, 2023, representing 21.5% of our total revenues for such period.

The non-controlling interest (“NCI”) share of profit for the three months ending September 30, 2024 was Rs.862 million. This primarily includes the portion of a deferred tax asset recognized on account of the transfer of the Company’s nutraceuticals business into the Nutraceuticals subsidiary and consequently allocated to NCI.

Profit after tax attributable to the equity holders of the parent company was Rs.12,553 million for the three months ending September 30, 2024, representing 15.7% of our total revenues for such period.

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Section B:

Six months ended September 30, 2024 compared to the six months ended September 30, 2023

The following table sets forth, for the periods indicated, financial data along with respective percentages to total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous year.

	For the six months ended September 30,
	2024			2023
	Rs. in millions		% of Revenues	Rs. in millions		% of Revenues	Increase/ (Decrease)
Revenues	Rs.	156,889	100%	Rs.	136,186	100%	15%
Gross profit		94,113	60.0%		79,921	58.7%	18%
Selling, general and administrative expenses		45,698	29.1%		36,497	26.8%	25%
Research and development expenses		13,464	8.6%		10,431	7.7%	29%
Impairment of non-current assets		929	0.6%		66	0.0%	1308%
Other income, net		(1,454)	(0.9)%		(2,576)	(1.9)%	(44)%
Results from operating activities		35,476	22.6%		35,503	26.1%	0%
Finance income, net		2,392	1.5%		2,009	1.5%	19%
Share of profit of equity accounted investees, net of tax		120	0.1%		85	0.1%	41%
Profit before tax		37,988	24.2%		37,597	27.6%	1%
Tax expense / (benefit), net		10,653	6.8%		8,772	6.4%	21%
Profit for the period	Rs.	27,335	17.4%	Rs.	28,825	21.2%	(5)%

Attributable to:
Equity holders of the parent company		26,473	16.9%		28,825	21.2%	(8)%
Non-controlling interests		862	0.5%		-	-	-

Revenues

Our overall consolidated revenues were Rs.156,889 million for the six months ended September 30, 2024, an increase of 15% as compared to Rs.136,186 million for the six months ended September 30, 2023.

The following table sets forth, for the periods indicated, our consolidated revenues by segment:

	For the six months ended September 30,
	2024			2023
	Rs. in millions		Revenues % of Total	Rs. in millions		Revenues % of Total	Increase/ (Decrease)
Global Generics	Rs.	140,434	90%	Rs.	121,167	89%	16%
Pharmaceutical Services and Active Ingredients (PSAI )		16,064	10%		13,743	10%	17%
Others		391	0%		1,276	1%	(69)%
Total	Rs.	156,889	100%	Rs.	136,186	100%	15%

Segment Analysis

Global Generics

Revenues from our Global Generics segment were Rs.140,434 million for the six months ended September 30, 2024, an increase of 16% as compared to Rs.121,167 million for the six months ended September 30, 2023. The revenue increase was in all of the four business geographies of this segment: North America (the United States and Canada), Europe, India and “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries from our “Rest of the World” markets, including South Africa, China, Brazil and Australia).

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After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the foregoing increase in revenues of this segment was attributable to the following factors:

•	an increase of approximately 14% resulting from increase in sales volume of certain of our existing products;
•	an increase of approximately 5% resulting from new products launched between October 1, 2023 and September 30, 2024;
•	an increase of approximately 2% resulting from acquisitions during the period; and
•	the foregoing was partially offset by a decrease of approximately 5% resulting from the net impact of changes in sales prices of the products in this segment.

North America (the United States and Canada): Our Global Generics segment’s revenues from North America (the United States and Canada) were Rs.75,743 million for the six months ended September 30, 2024, an increase of 19% as compared to Rs.63,776 million for the six months ended September 30, 2023. In U.S. dollar absolute currency terms (i.e., U.S. dollars without taking into account the effect of currency exchange rates), such revenues increased by 17% in the six months ended September 30, 2024 as compared to the six months ended September 30, 2023.

During the six months ended September 30, 2024, we launched seven new products in North America (the United States and Canada). The seven new products, all of which were launched in the United States, are OTC Esomeprazole Tablets, Doxycycline Capsules, Calcitonin Injection, Cyclophosphamide Injection, Chlorpromazine Injection, Diazepam Prefilled Syringe (PFS) and Bromfenac Ophthalmic.

Europe: Our Global Generics segment’s revenues from Europe were Rs.11,035 million for the six months ended September 30, 2024, an increase of 7% as compared to Rs.10,333 million for the six months ended September 30, 2023. After taking into account the impact of exchange rate fluctuations of the Indian rupee against the currencies in the markets in which we operate, this increase was largely attributable to revenues from new products launched between October 1, 2023 and September 30, 2024 and an increase in the sales volume of certain of our existing products, both of which were partially offset by a decrease in the sales prices of certain of our existing products.

India: Our Global Generics segment’s revenues from India were Rs.27,223 million for the six months ended September 30, 2024, an increase of 17% as compared to Rs.23,342 million for the six months ended September 30, 2023. During the six months ended September 30, 2024, we launched 16 new brands in India in addition to distribution of the vaccines portfolio in-licensed from Sanofi India as well as the integration of the products of the Nutraceuticals subsidiary.

According to IQVIA in its Moving Annual Total report for the twelve months ended September 30, 2024, our secondary sales in India grew by 9.0% during such period, as compared to the India pharmaceutical market’s growth of 7.7%.

Emerging Markets: Our Global Generics segment’s revenues from “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries which we refer to as our “Rest of the World” markets, primarily South Africa, China, Brazil and Australia) for the six months ended September 30, 2024 were Rs.26,433 million, an increase of 11% as compared to Rs.23,716 million for the six months ended September 30, 2023.

Russia: Our Global Generics segment’s revenues from Russia for the six months ended September 30, 2024 were Rs.12,401 million, an increase of 9% as compared to Rs.11,428 million for the six months ended September 30, 2023. In Russian rouble absolute currency terms (i.e., Russian roubles without taking into account the effect of currency exchange rates), such revenues increased by 20%. Our OTC division’s revenues from Russia for the six months ended September 30, 2024 were 50% of our total revenues from Russia.

According to IQVIA, as per its report for the five months ended August 31, 2024, our sales value growth (in Russian roubles) and volume growth from Russia, as compared to the Russian pharmaceutical market, was as follows:

	For the five months ended August 31, 2024
	Dr. Reddy's Laboratories Ltd.		Russian pharmaceutical market
	Sales value	Volume	Sales value	Volume
Prescription (Rx)	11.7%	(4.7)%	17.5%	1.2%
Over-the-counter (OTC)	18.7%	(7.5)%	15.9%	(1.5)%
Total (Rx + OTC)	14.7%	(6.4)%	16.7%	(0.7)%

Other Countries of former Soviet Union and Romania: Our Global Generics segment’s revenues from other countries of the former Soviet Union and Romania were Rs.4,063 million for the six months ended September 30, 2024, a decrease of 2% as compared to Rs.4,136 million for the six months ended September 30, 2023.

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“Rest of the World” Markets: We refer to all markets of this segment other than North America (the United States and Canada), Europe, Russia and other countries of the former Soviet Union, Romania and India as our “Rest of the World” markets. Our Global Generics segment’s revenues from our “Rest of the World” markets were Rs.9,968 million for the six months ended September 30, 2024, an increase of 22% as compared to Rs.8,152 million for the six months ended September 30, 2023.

Pharmaceutical Services and Active Ingredients (“PSAI”)-

Our PSAI segment’s revenues for the six months ended September 30, 2024 were Rs.16,065 million, an increase of 17% as compared to Rs.13,743 million for the six months ended September 30, 2023. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was largely attributable to the increase in the sales volumes of certain of our existing products and revenues from new products launched between October 1, 2023 and September 30, 2024, both of which were partially offset by a decrease in the sales prices of certain of our existing products.

Gross Profit

Our total gross profit was Rs.94,113 million for the six months ended September 30, 2024, representing 60.0% of our revenues for that period, as compared to Rs.79,921 million for the six months ended September 30, 2023, representing 58.7% of our revenues for that period.

	For the six months ended September 30,
	2024			2023

	(Rs. in millions)
	Gross Profit		% of Segment Revenue	Gross Profit		% of Segment Revenue
Global Generics	Rs.	89,680	63.9%	Rs.	77,260	63.8%
Pharmaceutical Services and Active Ingredients (PSAI)		4,286	26.7%		2,263	16.5%
Others		147	37.7%		398	31.2%
Total	Rs.	94,113	60.0%	Rs.	79,921	58.7%

After taking into account the impact of the exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the gross profit margin from our Global Generics segment was at 63.9% of this segment’s revenues for the six months ended September 30, 2024, at the same level as for the six months ended September 30, 2023. This increase was mainly on account of changes in our product mix (i.e., in the proportion of our sales of products having higher profit margins), which was partially offset by price erosion in certain of our products.

The gross profit margin from our PSAI segment increased to 26.7% of this segment’s revenues for the six months ended September 30, 2024, from 16.5% for the six months ended September 30, 2023. This increase was primarily on account of lower percentage of manufacturing overhead costs on higher sales base for the six months ended September 30, 2024 as compared to the six months ended September 30, 2023 and certain inventory provisions made in the comparable period in the previous year.

Selling, general and administrative expenses

Our selling, general and administrative expenses were Rs.45,698 million for the six months ended September 30, 2024, an increase of 25% as compared to Rs.36,497 million for the six months ended September 30, 2023. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was largely attributable to the following:

•	a 8% increase due to higher personnel costs, primarily on account of annual raises;

•	a 6% increase due to higher selling and advertisement expenses;

•	a 4% increase in legal and professional expenses;

•	a 3% increase due to freight outwards expenses; and

•	a 4% increase in other cost, including depreciation and amortization expenses.

As a proportion of our total revenues, our selling, general and administrative expenses were 29.1% for the six months ended September 30, 2024, as compared to 26.8% for the six months ended September 30, 2023.

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Research and development expenses

Our research and development costs were Rs.13,464 million for the six months ended September 30, 2024, an increase of 29% as compared to Rs.10,431 million for the six months ended September 30, 2023. This increase was primarily on account of higher developmental expenditure on certain projects for our biosimilar and generic businesses.

Impairment of non-current assets

Our impairment of non-current assets expense charge were Rs.929 million for the six months ended September 30, 2024 as compared to a charge of Rs.66 million for the six months September 30, 2023. (Refer to Note 11 of the interim financial statements in this report for further details).

Other income, net

Our net other income was Rs.1,454 million for the six months ended September 30, 2024, as compared to net other income of Rs.2,576 million for the six months ended September 30, 2023.

Finance income, net

Our net finance income was Rs.2,392 million for the six months ended September 30, 2024, as compared to Rs.2,009 million for the six months ended September 30, 2023. This increase in net finance income was due to the following:

•	an increase in fair value changes and profit on sale of units of mutual funds and other investments to Rs.2,254 million for the six months ended September 30, 2024, as compared to Rs.1,527 million for the six months ended September 30, 2023;

•	net foreign exchange gains of Rs.93 million for the six months ended September 30, 2024, as compared to net foreign exchange gain of Rs.158 million for the six months ended September 30, 2023; and

•	net interest income of Rs.54 million for the six months ended September 30, 2024, as compared to Rs.324 million for the six months ended September 30, 2023.

Profit before tax

As a result of the above, our profit before tax was Rs.37,988 million for the six months ended September 30, 2024, as compared to Rs.37,597 million for the six months ended September 30, 2023.

Tax expense

Our effective tax rate was 28.0% for the six months ended September 30, 2024, as compared to 23.3% for the six months ended September 30, 2023. (Refer to Note 18 of the interim financial statements in this report for further details).

Our tax expense was Rs.10,653 million for the six months ended September 30, 2024, as compared to Rs.8,772 million for the six months ended September 30, 2023.

Profit for the period

As a result of the above, our profit for the six months ended September 30, 2024 was Rs.27,335 million, representing 17.4% of our total revenues for such period, as compared to Rs.28,825 million for the six months ended September 30, 2023, representing 21.2% of our total revenues for such period.

Profit after tax attributable to the equity holders of the parent company was Rs.26,473 million for the six months ending September 30, 2024, representing 16.9% of our total revenues for such period.

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ITEM 3. LIQUIDITY AND CAPITAL RESOURCES

We have primarily financed our operations through cash flows generated from operations and a mix of long-term and short-term borrowings. Our principal liquidity and capital needs are for the purchase of property, plant and equipment, regular business operations and research and development.

Our principal sources of short-term liquidity are internally generated funds and short-term borrowings, which we believe are sufficient to meet our working capital requirements.

Principal Debt Obligations

The following table provides a list of our principal debt obligations (excluding lease obligations) outstanding as of September 30, 2024:

	Amount (Rs. in millions)	Currency(1)	Interest Rate(2)
Working capital borrowings	3,876	BRL	CDI + 1.55%
		MXN	TIIE + 1.35%
		INR	7.65%
Pre-shipment credit	36,100	INR	3 Month T-bill + 56 bps
		INR	1 Month T-Bill + 60 bps
		U.S.$	1 Year SOFR + 65 bps
		U.S.$	3 Month SOFR + 47 bps
		U.S.$	6 Month SOFR + 10 bps
		U.S.$	6M SOFR + 35 bps
		U.S.$	6M SOFR + 47 bps
Rupee term loan from bank	3,800	INR	3 Months T-bill + 84bps

(1)	“BRL” means Brazilian reals, “EUR” means Euros, “INR” means Indian rupees, “MXN” means Mexican pesos, “RUB” means Russian roubles and “U.S.$” means U.S. dollars.

(2)	“CDI” means the Brazilian interbank deposit rate (Certificado de Depósito Interbancário), “SOFR” means Secured Overnight Financing rate, “TIIE” means the Equilibrium Inter-banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio), and “T-bill” means the India Treasury bill interest rate.

Summary of statements of cash flows

The following table summarizes our statements of cash flows for the periods presented:

	For the six months ended September 30,
	2024		2023

	(Rs. in millions)
Net cash from/(used in):
Operating activities	Rs.	17,812	Rs.	29,176
Investing activities		(39,319)		(12,753)
Financing activities		25,691		(8,512)
Net increase /(decrease) in cash and cash equivalents	Rs.	4,814	Rs.	7,911

In addition to cash, inventory and accounts receivable, our unused sources of liquidity included Rs.46,338 million available in credit under revolving credit facilities with banks as of September 30, 2024.

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Cash Flows from Operating Activities

The result of operating activities was a net cash inflow of Rs.17,812 million for the six months ended September 30, 2024, as compared to a net cash inflow of Rs.29,176 million for the six months ended September 30, 2023.

The decrease in net cash inflow of Rs.11,364 million was primarily due to a decrease in our working capital requirements.

Our average days’ sales outstanding (“DSO”) as of September 30, 2024 and September 30, 2023 were 97 days and 93 days, respectively.

Cash Flows used in Investing Activities

Our investing activities resulted in net cash outflow of Rs.39,319 million for the six months ended September 30, 2024 as compared to net cash outflow of Rs.12,753 million for the six months ended September 30, 2023, respectively. The increase in net cash outflow was primarily on account of the following:

•	the acquisition of property, plant and equipment, and other intangible assets, net of dispositions, of Rs.13,503 million for the six months ended September 30, 2024, as compared to Rs.15,602 million for the six months ended September 30, 2023;

•	Rs.51,411 million for payments towards the acquisition of businesses during the six months ended September 30, 2024 (see Note 27.A of the interim financial statements in this report for details); and

•	net proceeds from sale of other investments of Rs.24,662 million for the six months ended September 30, 2023, as compared to net proceeds from sales of other investments of Rs.1,807 million for the six months ended September 30, 2023.

Cash Flows from Financing Activities

Our financing activities resulted in net cash inflows of Rs.25,691 million for the six months ended September 30, 2024 as compared to net cash outflow of Rs.8,512 million for the six months ended September 30, 2023, respectively. The increase in net cash inflow was primarily on account of the following:

•	net proceeds from short-term borrowings of Rs.27,556 million for the six months ended September 30, 2024, as compared to net repayment of short-term borrowings of Rs.1,054 million for the six months ended September 30, 2023;

•	proceeds from the issuance of share capital to non-controlling interest of Rs.7,056 million for the six months ended September 30, 2024 (see Note 27.B of the interim financial statements in this report for details);

•	payments of dividends of Rs.6,662 million for the six months ended September 30, 2024, as compared to payments of dividends of Rs.6,648 million for the six months ended September 30, 2023;

•	interest payments of Rs.1,681 million for the six months ended September 30, 2024, as compared to interest payments of Rs.1,051 million for the six months ended September 30, 2023; and

•	payments of the principal portion of lease liabilities of Rs.735 million for the six months ended September 30, 2024, as compared to payments of the principal portion of lease liabilities of Rs.524 million for the six months ended September 30, 2023.

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ITEM 4. OTHER MATTERS

None

ITEM 5. EXHIBITS

Exhibit Number	Description of Exhibits

99.1	Review report of Independent Registered Public Accounting Firm

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)
Date: November 5, 2024	By:	/s/ Kumar Randhir Singh
		Name:	Kumar Randhir Singh
		Title:	Company Secretary

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